Exhibit 99.1

The Real brokerage Inc.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2022

March 16, 2023

Item 1.	ABOUT THIS ANNUAL INFORMATION FORM

In this annual information form (“AIF” or “Annual Information Form”), unless the context otherwise requires, the “Company”, “Real”, “we”, “us” and “our” refers to The Real Brokerage Inc. together with its wholly-owned and majority-owned subsidiaries, as defined and set out below under Item 3.2 – Intercorporate Relationships.

All financial information in this Annual Information Form is prepared in Canadian dollars, except where otherwise indicated, and using IFRS as issued by the International Accounting Standards Board.

In this AIF, all references to “C$” refer to Canadian dollars, all references to “US$” refer to U.S. dollars. The daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.3544 on December 31, 2022.

This AIF applies to the business activities and operations of the Company for the fiscal year ended December 31, 2022, with certain information updated to reflect changes occurring subsequent to December 31, 2022, up to the date of this AIF. Unless otherwise indicated, the information in this AIF is given as of March 16, 2023.

This Annual Information Form contains company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

The information contained in this AIF, including news releases and other disclosure items of the Company, is available under the Company’s profile on SEDAR at www.sedar.com. The Common Shares are traded on the TSXV under the symbol “REAX” and on the Nasdaq under the symbol “REAX”.

Cautionary Note Regarding Forward-Looking Statements

This AIF, including information and documents incorporated by reference, contains certain information, forecasts, projections, and/or disclosures about the Company that may constitute “forward-looking information” and “forward-looking statements” under applicable securities laws (collectively, “forward-looking statements”). All such statements, forecasts, projections and/or disclosures included in this AIF and the documents and information incorporated by reference, other than those of historical fact, that address activities, events or developments that the Company anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking statements. Forward-looking statements are based upon the Company’s current internal expectations, estimates, projections and assumptions about future events and financial trends that management believes may affect the Company’s financial condition, results of operations, business strategy and financial needs, as the case may be. The forward-looking statements are subject to significant known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate”, “believe”, “plan”, “forecast” and other words of similar import, understanding and meaning, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Actual results and developments may differ materially from those contemplated by these forward-looking statements.

Without limitation, this AIF may contain forward-looking statements pertaining to the following:

●	the Company’s capital and organizational structure;
●	the Company’s expected working capital;

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●	the Company’s business plans and strategies including targets for future growth;
●	the development of the Company’s business;
●	the real estate industry;
●	expectations regarding the development and launch of new technologies;
●	expectations with respect to future opportunities;
●	capital expenditure programs and future capital requirements;
●	the receipt of regulatory and Exchange approvals;
●	supply and demand fundamentals for services of the Company;
●	the Company’s plans regarding and composition of principal security holders, directors, officers, Promoters and management;
●	the Company’s plans and funding for planned development activities and the expected results of such activities;
●	the Company’s treatment under governmental and international regulatory regimes and intellectual property Laws;
●	the Company’s future general and administrative expenses;
●	the Company’s security based compensation plans;
●	the Company’s access to capital and overall strategy and development plans for all of the Company’s assets;
●	expectations on how the Company will manage production and marketing risks; and
●	the business and strategic plans of the Company.

With respect to forward-looking statements and forward-looking information contained in this Annual Information Form, numerous assumptions have been made regarding, among other things:

●	general business and economic conditions;
●	current and future share prices;
●	the real estate industry;
●	the future operational and financial activities of the Company generally;
●	fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities;
●	the impact of inflation;
●	the increased cost of mortgage financing for homebuyers;
●	the regulatory framework governing intellectual property in the jurisdictions in which the Company will conduct its business and any other jurisdictions in which the Company may conduct its business in the future;
●	trade secrets, know-how, contractual provisions and confidentiality procedures to protect its intellectual property rights;
●	the Company’s ability to comply with the regulatory bodies governing its activities;
●	future capital expenditures to be made by the Company;
●	current and future sources of funding for capital programs and the Company’s ability to obtain financing on acceptable terms;
●	the impact of competition on the Company;
●	the impact of SARS-CoV-2, the COVID-19 pandemic and other future viruses;
●	the conflict in Eastern Europe;
●	political developments and/or instability;
●	changes in Law; and
●	anticipated and unanticipated costs.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors set forth under the heading “5.2 – Risk Factors”.

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Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this AIF. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this AIF. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this AIF or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Market and Industry Data

This AIF may contain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF, or analyzed or verified the underlying information relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

Glossary of Terms

The following is a glossary of certain terms used in this Annual Information Form. Words below importing the singular, where the context requires, include the plural and vice versa, and words importing any gender include all genders.

“ADL” means ADL Ventures Inc., a capital pool company and the predecessor of the Company prior to the Qualifying Transaction.

“ADL Private Placement” has the meaning ascribed to it in Item 4.1 – Three Year History.

“ADL Subscription Receipts” has the meaning ascribed to it in Item 4.1 – Three Year History.

“Affiliate” means a corporation that is affiliated with another corporation as follows: (A) a corporation is an “Affiliate” of another corporation if: (i) one of them is the subsidiary of the other; or (ii) each of them is controlled by the same Person; (B) a corporation is “controlled” by a Person if: (i) voting securities of the corporation are held, other than by way of security only, by or for the benefit of that Person; and (ii) the voting securities, if voted, entitle the Person to elect a majority of the directors of the corporation; or (C) a Person beneficially owns securities that are beneficially owned by: (i) a corporation controlled by that Person; or (ii) an Affiliate of that Person or an Affiliate of any corporation controlled by that Person.

“Amended and Restated Omnibus Incentive Plan” means the securities-based incentive compensation plan of the Company adopted by Board on July 15, 2022 providing for the grant of Options and RSUs to eligible directors, officers, employees and consultants.

“Arbor Oaks Apartments” has the meaning ascribed to it in Item 10.2 - Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

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“Audit Committee” means the audit committee of the Board.

“Auditor” has the meaning ascribed to it in Item 15.1 – Interests of Experts.

“Award” means an Option or RSU granted pursuant to a Securities Based Compensation Arrangement.

“Award Date” means the date or dates on which an Award is granted pursuant to a Securities Based Compensation Arrangement.

“BCBCA” means the Business Corporations Act (British Columbia), including the regulations promulgated thereunder, as amended from time to time.

“Board” means the board of directors of the Company.

“CARES Act” has the meaning ascribed to it in Item 5.2 – Risk Factors.

“Common Shares” means common shares in the authorized share structure of the Company.

“Compensation Committee” means the compensation committee of the Board.

“CPC Policy” means Exchange Policy 2.4 – Capital Pool Companies of the TSXV Corporate Finance Manual.

“Dodd-Frank Act” means The Dodd-Frank Wall Street Reform and Consumer Protection Act

“Escrowed Funds” has the meaning ascribed to it in Item 4.1 – Three Year History.

“Exchange Requirements” means and includes the articles, by-laws, policies, circulars, rules, guidelines, orders, notices, rulings, forms, decisions and regulations of the Exchange as from time to time enacted, any instructions, decisions and directions of the Exchange (including those of any committee of the Exchange as appointed from time to time), the Securities Act (Ontario) and rules and regulations thereunder as amended, and any policies, rules, orders, rulings, forms or regulations from time to time enacted by the Ontario Securities Commission and all applicable provisions of the securities laws of any other jurisdiction.

“Expetitle” means Real Title, Inc. (formerly, Expetitle, Inc.), a company existing under the Laws of the state of Delaware.

“Expetitle Transaction” has the meaning ascribed to it in Item 4.2 – Significant Acquisitions – Post Qualifying Transaction Developments – Expetitle Transaction.

“Filing Statement” means the Company’s Filing Statement dated May 26, 2020, together with all schedules thereof.

“Forced Exchange Event” has the meaning ascribed to it in Item 4.2 – Significant Acquisitions – Post Qualifying Transaction Developments - Insight Partners Investment.

“Guarantors” has the meaning ascribed to it in Item 10.2 - Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Indemnity and Guarantee” has the meaning ascribed to it in Item 10.2 - Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

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“Insight Investment” has the meaning ascribed to it in Item 4.2 – Significant Acquisitions – Post Qualifying Transaction Developments - Insight Partners Investment.

“Insight Partners” means certain funds affiliated with Insight Holdings Group, LLC, in particular Insight Partners XI, L.P.; Insight Partners (Cayman) XI, L.P.; Insight Partners XI (Co-Investors), L.P.; Insight Partners XI (Co-Investors) (B), L.P.; Insight Partners (Delaware) XI, L.P.; and Insight Partners (EU) XI, S.C.Sp.

“Investor Rights Agreement” has the meaning ascribed to it in Item 4.2 – Significant Acquisitions – Post Qualifying Transaction Developments - Insight Partners Investment.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any governmental entity or self-regulatory authority (including the Exchange).

“LemonBrew Key Employee Agreements” has the meaning ascribed to it in Item 4.2 – Significant Acquisitions – Post Qualifying Transaction Developments – LemonBrew Transaction.

“LemonBrew Lending” means Lemonbrew Lending Corp., a corporation existing under the Laws of the State of New Jersey, United States of America.

“LemonBrew Transaction” has the meaning ascribed to it in Item 4.2 – Significant Acquisitions – Post Qualifying Transaction Developments – LemonBrew Transaction.

“Mortgage Act” has the meaning ascribed to it in Item 5.2 – Risk Factors.

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Listing” has the meaning ascribed to it in Item 4.2 – Significant Acquisitions –– Post Qualifying Transaction Developments - Nasdaq Listing.

“NCIB” has the meaning ascribed to it in Item 4.2 – Significant Acquisitions – Post Qualifying Transaction Developments - Normal Course Issuer Bid.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“Non-Employee Director” means a member of the Board who is not otherwise an employee or executive officer of the Company.

“Optimum” has the meaning ascribed to it in Item 10.2 - Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

“Option Price” means the price per Common Share to be payable upon the exercise of each such Option.

“Options” means the options exercisable into Common Shares pursuant to a Securities Based Compensation Arrangement.

“Order” has the meaning ascribed to it in Item 10.2 - Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

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“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

“Predecessor Omnibus Incentive Plan” means the securities-based incentive compensation plan of the Company as approved by the Shareholders at the Company’s annual general meeting of Shareholders held on June 13, 2022.

“Predecessor RSU Plan” means the Restricted Share Unit plan of the Company as approved by the Shareholders at the Company’s annual general meeting of Shareholders held on August 20, 2020.

“Predecessor Stock Option Plan” means the stock option plan of the Company as approved by the Shareholders at the Company’s annual general meeting of Shareholders held on August 20, 2020.

“Preferred Units” means preferred units of Real PIPE.

“Promoter” means (A) a Person or company that, acting alone or in conjunction with one or more other persons, companies or a combination of them, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of an issuer; or (B) a Person or company that, in connection with the founding, organizing or substantial reorganizing of the business of an issuer, directly or indirectly, receives in consideration of services or property or both services and property, 10% or more of the issued securities of a class of securities of the issuer or 10% or more of the proceeds from the sale of a class of securities of a particular issue, but a Person or company who receives the securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be considered a Promoter within the meaning of this definition where that Person or company does not otherwise take part in founding, organizing or substantially reorganizing the business.

“QT Agreement” means the securities exchange agreement made as of March 5, 2020 by and among Real PrivateCo, the Real PrivateCo Shareholders and ADL in respect of the Qualifying Transaction.

“Qualifying Transaction” means the acquisition by ADL of all of the issued and outstanding Real PrivateCo Common Shares (including Real PrivateCo Common Shares to be issued upon the conversion of Real PrivateCo Preferred Shares on a one-for-one basis immediately prior to the closing of the Qualifying Transaction), upon the terms and conditions set forth in the QT Agreement.

“Real” or the “Company” means The Real Brokerage Inc. (formerly ADL Ventures Inc.), a company incorporated under the Laws of British Columbia.

“Real PIPE” means Real PIPE, LLC, a company existing under the Laws of the State of Delaware.

“Real PrivateCo” means Real Technology Broker Ltd., a private corporation incorporated under the Laws of Israel.

“Real PrivateCo Common Shares” means the ordinary shares in the capital of Real PrivateCo.

“Real PrivateCo Preferred Shares” means the Series A Preferred Shares of Real PrivateCo.

“Real PrivateCo Shareholders” means the holders of Real PrivateCo Common Shares.

“RealtyCrunch” means RealtyCrunch Inc., a company existing under the Laws of the State of Delaware.

“RealtyCrunch Transaction” has the meaning ascribed to it in Item 4.2 – Significant Acquisitions – RealtyCrunch Transaction.

“RESPA” means The Real Estate Settlement Procedures Act of 1974, as amended.

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“Restricted Share Unit” or “RSU” means a restricted share unit granted pursuant to a Securities Based Compensation Arrangement.

“SEC” means the United States Securities and Exchange Commission.

“Security Based Compensation Arrangements” means the Amended and Restated Omnibus Incentive Plan, the Predecessor Omnibus Incentive Plan, the Predecessor Stock Option Plan and Predecessor RSU Plan.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholders” means the holders of the Common Shares.

“Stock Exchange” means the TSX or Nasdaq or if the Common Shares are not listed or posted for trading on any of such stock exchanges at a particular date, any other stock exchange on which the majority of the trading volume and value of the Common Shares are listed or posted for trading.

“Subscription Receipt Agent” has the meaning ascribed to it in Item 4.1 – Three Year History.

“Trading Day” means a day when trading occurs through the facilities of the TSX.

“TSX” or “Exchange” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“U.S. Tax Act” has the meaning ascribed to it in Item 5.2 – Risk Factors.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“VWAP” means the volume weighted average trading price of the Company’s Shares on the TSX calculated by dividing the total value by the total volume of such securities traded for the five Trading Days immediately preceding thereof.

“Warrants” means Common Share purchase warrants of the Company.

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Item 2.	Table of contents

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Item 3.	CORPORATE STRUCTURE

3.1	Name, Address and Incorporation

The full corporate name of the Company is The Real Brokerage Inc. (formerly ADL Ventures Inc.), which was incorporated under the Laws of the BCBCA on February 27, 2018. The Company’s head office is located at 133 Richmond Street West, Suite 302, Toronto, Ontario, M5H 2L3, Canada and its registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada.

On June 5, 2020, the Company changed its name to “The Real Brokerage Inc.” in connection with the closing of the Qualifying Transaction.

The Company was listed as a capital pool company on the TSXV. Prior to the Qualifying Transaction, the Common Shares were listed for trading on the TSXV on June 28, 2018 under the symbol “AVI.P”. In accordance with CPC Policy, the Company’s principal business had been to identify and evaluate assets or businesses with a view to consummating a “qualifying transaction” subject to acceptance by the Exchange.

3.2	Intercorporate Relationships

The Company has 24 subsidiaries. The following diagram illustrates the current corporate structure of the Company and its material subsidiaries including jurisdictions of incorporation and the percentage of voting securities beneficially owned, directly or indirectly, by the Company as of the date of this AIF.

Item 4.	General Development of the Business

4.1	Three Year History

The Company

The Company was listed as a capital pool company on the TSXV. The Common Shares were listed for trading on the TSXV on June 28, 2018 under the symbol “AVI.P”. In accordance with CPC Policy, the Company’s principal business had been to identify and evaluate assets or businesses with a view to consummating a “qualifying transaction” subject to acceptance by the TSXV.

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In connection with the Qualifying Transaction, the Company completed a private placement (the “ADL Private Placement”) of 20,758,170 subscription receipts (“ADL Subscription Receipts”) at an issue price of US$0.0765 per ADL Subscription Receipt for aggregate gross proceeds of up to US$1,600,000. Each ADL Subscription Receipt was automatically exercisable, for no additional consideration, into one Common Share upon satisfaction of the Escrow Release Conditions (as defined in the Filing Statement).

The gross proceeds of the ADL Private Placement were deposited into an interest-bearing escrow account (the “Escrowed Funds”) through an escrow agent (the “Subscription Receipt Agent”). The Escrowed Funds were released from escrow to the Company upon satisfaction of customary closing conditions, including the closing of the Qualifying Transaction and listing on the Exchange.

On June 5, 2020, the Company completed the Qualifying Transaction resulting in the change of business of the Company from a capital pool company to an international, technology-powered residential real estate brokerage. For further information regarding the Qualifying Transaction, please see “Item 4.2 – General Development of the Business – Three Year History – Significant Acquisitions”. Additionally, readers are encouraged to refer to the QT Agreement, a copy of which has been filed by the Company with the Canadian securities regulatory authorities and is available under the Company’s profile on SEDAR at www.sedar.com.

On July 26, 2022, the Company graduated to the TSX. In connection with the TSX Listing, the Common Shares were concurrently delisted from the TSXV.

The Company is a reporting issuer in all the provinces and territories of Canada. The Common Shares are listed for trading on the TSX under the symbol “REAX”. The Common Shares are also listed for trading on the Nasdaq under the symbol “REAX”.

4.2	Significant Acquisitions

Qualifying Transaction

On August 13, 2019, the Company entered into a letter of intent with Real PrivateCo, which provided for the acquisition by the Company of all of the issued and outstanding securities of Real PrivateCo in exchange for: (a) the issuance to Real PrivateCo Shareholders of Common Shares on the basis of 1.0083 Common Share for each Real PrivateCo Common Share (including Real PrivateCo Common Shares to be issued upon the conversion of Real PrivateCo Preferred Shares on a one-for-one basis immediately prior to the closing of the Qualifying Transaction); and (b) convertible securities of the Company in exchange for outstanding convertible securities of Real PrivateCo, with appropriate adjustments.

On March 5, 2020, the Company, Real PrivateCo and the Real PrivateCo Shareholders entered into the QT Agreement. The QT Agreement incorporated the principal terms for the Qualifying Transaction and provided the basis upon which the parties effected the Qualifying Transaction in compliance with the TSXV requirements.

On June 5, 2020, in connection with the closing of the Qualifying Transaction, the Company completed a name change to “The Real Brokerage Inc.” in accordance with the terms of the QT Agreement. The Qualifying Transaction was effected by way of a securities exchange agreement involving the Company, Real PrivateCo and Real PrivateCo Shareholders. The former Real PrivateCo Shareholders held approximately 92% of the issued and outstanding Common Shares immediately following the closing of the Qualifying Transaction and previous Shareholders owned approximately 8% of the issued and outstanding Common Shares on a non-diluted basis not including Common Shares issuable pursuant to the ADL Private Placement.

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On June 12, 2020, the Company resumed trading on the TSXV under the symbol “REAX” following the completion of the Qualifying Transaction. Concurrently, the Board was reconstituted to be comprised of Tamir Poleg, Guy Gamzu, Larry Klane and Laurence Rose. Tamir Poleg was also appointed as Chairman and Chief Executive Officer of the Company and Gus Patel was appointed as Chief Financial Officer and Corporate Secretary of the Company. For additional information on the directors and officers of the Company, please see Item 10 – Directors and Officers.

For more information on the outstanding capital of the Company, please see Item 7 – Description of Capital Structure and Item 8 – Market for Securities.

Post Qualifying Transaction Developments

(a)	Insight Partners Investment

On December 2, 2020, the Company completed a US$20 million equity investment by Insight Partners through the purchase of Preferred Units issued by a wholly owned subsidiary of the Company, Real PIPE (the “Insight Investment”). Pursuant to the terms of the Insight Investment, Real PIPE issued to Insight Partners a total of 17,286,842 Preferred Units at a price of C$1.52 per Preferred Unit. The Preferred Units were exchangeable, at any time at Insight Partners’ option, and at the option of the Company on the earlier of: (i) the listing the Common Shares on a nationally recognized stock exchange in the United States; (ii) the Company’s market capitalization equaling or exceeding US$500 million for a 30-consecutive trading day period; or (iii) immediately prior to a transaction which the Company is acquired by a third party on an arms’ length basis (each, a “Forced Exchange Event”), into Common Shares on a one-for-one basis (as may be adjusted from time to time in accordance with the terms of the limited liability company agreement of Real PIPE).

On closing of the Insight Investment, in addition to the Preferred Units, the Company issued to Insight Partners an aggregate of 17,286,842 Warrants. Each Warrant was exercisable by the Insight Partners into one Common Share at a price of C$1.90, exercisable for a period of five (5) years. The Warrants had an expiry date on the date that is five (5) years from the closing of the Insight Investment, subject to acceleration of the expiry date to the date of a Forced Exchange Event.

The Company and Real PIPE also entered into an investor rights agreement with Insight Partners providing for, among other things, participation rights, certain standstill and transfer restrictions and certain director nomination rights (the “Investor Rights Agreement”). The Company also entered into a registration rights agreement with the Insight Partners providing for, among other things, customary registration rights. The Company guaranteed, absolutely and unconditionally, Real PIPE’s obligations with respect to the Preferred Units (but postponed and subordinated in right of payment to the prior payment of senior indebtedness) pursuant to the terms of a subordinated guarantee agreement entered into with the Insight Partners.

In connection with Insight Investment and in accordance with the Investor Rights Agreement, the Company appointed AJ Malhotra, a Vice President of Insight Partners, to the Board.

(b)	Nasdaq Listing

On April 22, 2021, the Company announced that it applied to list the Common Shares on the Nasdaq (the “Nasdaq Listing”). In advance of the Nasdaq Listing, the Company filed a Form 40F Registration Statement with the SEC. On June 15, 2021, the Common Shares commenced trading on the Nasdaq under the trading symbol “REAX”.

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Immediately following the Nasdaq Listing, the Company delivered an “Acceleration Notice” to Insight Partners providing for the acceleration of the expiry date to 5:00 p.m. (Eastern Time) on June 30, 2021 for all of the issued and outstanding Warrants issued to Insight Partners on December 2, 2020.

In addition, Real PIPE delivered to Insight Partners, a “Forced Exchange Notice” to convert all of the issued and outstanding Preferred Units held by Insight Partners into Common Shares on August 3, 2021.

(c)	Warrant Conversion and Forced Exchange Event

On June 28, 2021, the Insight Partners exercised all of their issued and outstanding Warrants received in connection with the Insight Investment. The Warrants were exercised for aggregate proceeds of C$32,845,011.20.

On August 3, 2021, the Company issued an aggregate of 17,286,848 Common Shares to Insight Partners in exchange for all of the issued and outstanding Preferred Units and in accordance with the Forced Exchange Notice. Immediately following the Forced Exchange Event, Insight Partners had ownership and control of (i) 34,573,696 Common Shares and (ii) 100,000 Options exercisable for 100,000 Common Shares, representing approximately 17.7% of the issued and outstanding Common Shares on a partially-diluted basis assuming the exercise of all of the Options owned or controlled by Insight Partners.

As of the date of this AIF, Insight Partners has ownership and control of (i) 34,573,696 Common Shares (ii) 100,000 Options exercisable for 100,000 Common Shares and 32,751 RSUs, representing approximately 19.46% of the issued and outstanding Common Shares on a partially-diluted basis assuming the exercise of all of the Options and conversion of all RSUs owned or controlled by Insight Partners.

(d)	RealtyCrunch Transaction

On January 11, 2021, the Company completed the acquisition of the business assets and intellectual property of RealtyCrunch (the “RealtyCrunch Transaction”). The purchase of assets and intellectual property acquired in the RealtyCrunch Transaction was satisfied in cash for an aggregate purchase price of US$1.1 million plus the issuance 184,275 Warrants to the selling securityholders of RealtyCrunch. Each whole Warrant is exercisable into one Common Share at a price of C$1.36 until January 11, 2026.

In connection with the closing of the RealtyCrunch Transaction, Pritesh Damani joined the Company as Chief Technology Officer. Damani, the founder and CEO of RealtyCrunch, was granted 2,130,773 Options pursuant to the Predecessor Stock Option Plan at a price of C$1.11. Each Option is exercisable until January 11, 2031 and are subject to a four year vesting period.

(e)	Normal Course Issuer Bid

On May 17, 2021, the TSXV accepted the Company’s Notice of Intention to implement a normal course issuer bid (“NCIB”). On May 19, 2022, the Company announced that it renewed its NCIB to be transacted through the facilities of the Nasdaq and other stock exchanges and/or alternative trading systems in the United State and/or Canada. Pursuant to the NCIB, Real may purchase up to 8,915,466 Common Shares representing approximately 5% of the total 178,309,321 issued and outstanding Common Shares as at May 19, 2022. Purchases will be made at prevailing market prices commencing and will terminate no later than May 20, 2023.

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The NCIB is being conducted to acquire the Common Shares for the purposes of satisfying RSU obligations. The Company appointed CWB Trust Services as the trustee for the purposes of arranging for the acquisition of Common Shares and to hold the shares in trust for the purposes of satisfying RSU payments as well as deal with other administration matters. Through the trustee, RBC Capital Markets has been engaged to undertake purchases under the NCIB.

The Common Shares acquired will be held by CWB Trust Services until the same are sold in the market with the proceeds to be transferred to designated participants under the terms of the Security Based Compensation Arrangements to satisfy the Company’s obligations in respect of redemptions of vested RSUs held by such designated participants.

(f)	Expetitle Transaction

Real acquired of 100% of the issued and outstanding equity interests of Expetitle pursuant to a stock purchase agreement dated January 20, 2022 (the “Expetitle Transaction”). The aggregate purchase price for the Expetitle Transaction was aggregate cash consideration of US$8.232 million, with US$7.432 million payable in cash at the closing of the Expetitle Transaction and US$0.8 million that was released from escrow on January 23, 2023 upon the satisfaction of certain terms and conditions of the Expetitle Transaction.

In connection with the Expetitle Transaction, Real also granted an aggregate of 700,000 Options and an aggregate of 1,100,000 RSUs to Expetitle employees and consultants pursuant to the Predecessor Stock Option Plan and Predecessor RSU Plan. The Options will vest quarterly over three years and are exercisable for a period of three years at $3.60 per share. The RSUs will vest quarterly over three years.

(g)	TSX Listing

On July 14, 2022, the Company announced that it had received conditional approval to list the Common Shares on the TSX (the “TSX Listing”). On July 22, 2022, the Company announced that it ha received final approval for the graduation of its Common Shares to the TSX. On June 26, 2022, the Common Shares commenced trading on the TSX under the trading symbol “REAX”.

(h)	LemonBrew Transaction

On December 9, 2022, the Company acquired of 100% of the issued and outstanding equity interests of LemonBrew Lending pursuant to a share purchase agreement dated September 23, 2022 (the “LemonBrew Transaction”). The aggregate purchase price for the LemonBrew Transaction was aggregate cash consideration of US$1.25 million, which was satisfied by (i) cash in the amount of US$800,000 and (ii) the issuance of 351,837 Common Shares at a deemed issue price of $1.279 per share. The issue price of the Common Shares was equal to the product of $450,000 divided by the 5-day volume weighted average trading price of the Common Shares on the Nasdaq immediately prior to the closing of the LemonBrew Transaction.

In connection with the LemonBrew Transaction, Real entered into certain agreements with management and key employees of LemonBrew Lending (the “LemonBrew Key Employee Agreements”). The LemonBrew Key Employee Agreements provide for certain performance-based milestone payments of US$2,500,000 payable over 36 months following closing of the LemonBrew Transaction of which US$2,000,000 will be payable in cash and $500,000 will be payable in RSUs.

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Item 5.	Description of the Business

5.1	General

(a)	Summary

Real is a growing technology-powered real estate brokerage in the United States and Canada. Real launched its operations in the middle of 2014 in Texas. Real grew its presence to additional states, adding more agents and ended the fiscal year 2022 with a team of over 8,000 real estate professionals, operating in 45 U.S. states (and the District of Columbia) and in three Canadian provinces.

As of the date of this AIF, Real operates with a team of over 9,300 real estate professionals, operating in 45 U.S. states (and the District of Columbia) of the United States and in the provinces of Alberta. British Columbia and Ontario, Canada. All of Real’s real estate professionals are independent contractors.

Business Model

Real uses its proprietary mobile app, as well as other technology platforms to distribute its services. Real’s main website is www.onereal.com and its secondary website, used to recruit agents and teams is www.joinreal.com. Real does not maintain physical locations (unless required by local Laws). The Company is focused on delivering technology to enhance real estate agent performance while building a scalable, efficient brokerage operation that is not dependent on a cost-heavy brick and mortar presence in the markets that we operate in. As a licensed real estate brokerage, our revenue is generated, primarily, by processing real estate transactions which entitle us to commissions. We pay a portion of our commission revenue to our agents and brokers. Our strength is our ability to offer real estate agents a higher value, through a proprietary technology stack, at a lower cost, compared to other brokerages, while operating efficiently and scaling quickly with increased brokerage oversite.

Real has also identified a major opportunity in creating a seamless end-to-end home buying experience for consumers, and as such, a core component of our consumer vision strategy going forward will be adding ancillary services to develop a one-stop shop customer-facing portal. The goal is to pair our best-in-class technology with the trusted guidance of the agent-led experience to enhance the predictability, organization, and transparency for homebuyers, resulting in a more seamless and customer-friendly transaction process. To this end, Real acquired a title company in January 2022, which has rebranded to Real Title, and LemonBrew Lending in December 2022, a tech-enabled home loan platform.

Marketing and Growth

Real’s market growth strategy is built on a proven affiliate model based revenue sharing system as well as cost-effective digital agent acquisition:

Real’s primary agent acquisition method is through revenue-sharing incentivized referrals. Agents who have their license with Real can earn a share of Real’s portion of commission revenue for agents they refer into the Company. This program had a major impact on our agent count and revenue growth in 2022 and accounted for over 113% of agent growth in 2022. Real believes there is opportunity to rapidly scale and grow its revenue sharing referral acquisitions with new programs in 2023.

A second and growing source of agent growth is through digital channels, including search engine marketing and search engine optimization.

Real’s third largest acquisition channel is organic social media and content partnerships that drive agent traffic to Real’s website. These channels are low cost but labour intensive in terms of providing social media content and developing partnerships and will not likely scale significantly in the short term.

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(b)	Production and Services

Real has developed, integrated and adopted various mobile and desktop focused technologies to create a comprehensive offering to its agents and to assist Real with its brokerage operations. The implementation and utilization of technology enables Real to operate multi-jurisdiction operations, quickly expand to additional markets and serve its agents more efficiently. These factors seek to disrupt the market and minimize the need for traditional brick-and-mortar locations. Real’s technology product offering is focused on the following segments and includes the following features:

●	Productivity - customer relationship management (CRM) platform, broker support, technical support, interactive training, education platform (www.real.academy), transaction management platform, transaction support, documents library, contract templates, paperless file sharing, virtual signature tools, business dashboard and weekly educational webinars and conference calls.

●	Marketing - Each agent joining Real receives a personal branded mobile app, personal branded website, access to Real’s print portal enabling ordering of business cards, yard signs, marketing materials, designer assistance, access to marketing webinars focused on lead generation and personal marketing. Real also offers its agents buyer and seller leads through a cooperation with Opcity.

●	Community - Real’s agents have access to Real’s app and desktop-based community which enhances the sense of agent belonging, creates synergy and collaboration in local markets and propels information sharing. Real’s community is designed as topic groups and feeds and contains posts from agents across the country and Real’s employees. Real’s agents use the community to socialize, celebrate success, ask questions, cooperate, market properties, exchange leads, transact business with colleagues, share information and learn about Company announcements.

●	Brokerage Operations - A key component in building a sustainable brokerage is the ability to operate extremely efficiently to ensure a competitive advantage. Over the years, Real has invested substantial resources in building proprietary software and implementing automation and technology that assists it in serving agents, processing transactions, overseeing agents’ activity, measuring Real’s performance, facilitating contract reviews, providing fast payments to agents, streamlining communications and eliminating redundant staffing costs.

(c)	Specialized Skill and Knowledge

The Company believes that its success is largely dependent on the performance of its management and key employees, many of whom have specialized experience relating to our industry, services, regulatory environment, customers and business. The assembled management team and the Board has experience in the management and growth of successful emerging enterprises.

See also “Item 5.2 – Risk Factors”.

(d)	Competitive Conditions

As a licensed real estate brokerage, Real competes with other local, regional and nationwide brokerages over agents, teams of agents, brokers and consumers. Real believes that its offering is superior to its competition and that its vast technology and software usage enables it to operate in a more efficient way, thus improving its competitive advantage.

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Industry Overview

The real estate brokerage industry is closely aligned with the health of the residential real estate market, which is among other factors influenced by economic growth, interest rates, unemployment, inventory, and mortgage rate volatility. Our business could be negatively impacted by higher mortgage rates or further increases in mortgage rates. As mortgage rates rise, the number of home sale transactions tend to decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than pay higher mortgage rates. Changes in the interest rate environment and mortgage market are beyond our control and are difficult to predict and, as such, could have a material adverse effect on our business and profitability.

In 2022, macroeconomic conditions in North America contributed to a slowdown in the residential real estate market, impacting our business and financial results. In particular, as a result of a persistently high inflation rate in the U.S., the Federal Reserve Board increased the federal funds rate by an aggregate of 425 basis points in 2022. In connection with the rise in the federal funds rates, mortgage rates also increased sharply, with average 30-year rates ending the year at 6.4% from 3.1% at the end of 2021, according to Freddie Mac data. As a result, total existing-home sales in the U.S., which consists of completed transactions that include single-family homes, townhomes, condominiums and co-ops, contracted 17.8% to 5.0 million in 2022 compared to 2021, according to data reported by the National Association of Realtors. With the exception of January 2022, on a seasonally-adjusted basis volumes declined in each month of 2022. The impact on sales prices began to occur in the third quarter of 2022, with the median U.S. existing home price peaking at $413,800 in June 2022 and declining to $366,500 as of December 2022. However, average home prices remain well above levels experienced prior to the COVID-19 pandemic, and home price appreciation was still slightly positive on a year-over-year basis. With the exception of 2022, prices and transaction volumes in recent years have been strong, boosted by low mortgage rates and a strong labour market, thereby heightening demand for real estate brokerage and other ancillary services required during the transaction lifecycle.

New business models and competition, extensive use of technology and changing consumer expectations are reworking the industry. Real believes the most nimble real estate brokerages will win ultimately be the most successful.

Among the new brokerages are national brick-and-mortar brokerages that use investment dollars to offer agents expensive signing packages to gain market share and brokerages that generate leads hire in-house agents as staff rather than as commissioned contractors, enabling them to increase per agent transaction volumes. Real does not believe either of these models serve the long-term interests of consumers or investors. Instead of purchasing market share or squeezing agent revenue, Real seeks to compete for market share based on providing a higher value and lower cost offering to agents.

Another industry dynamic is the emergence of “instant buyers” (iBuyers) such as Zillow Offers and Opendoor. iBuyers use industry data to make instant offers on listings in some markets and then seek to resell or “flip” the homes they buy for a profit. iBuyers provide sellers speed and certainty in exchange for a sales price that are lower on average than the market rate. iBuyers use agents to close the original transaction and the resale transaction and the Company does anticipate the iBuyer trend substantially affecting the demand for real estate brokerage services.

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Real’s Opportunity

Traditional brick-and-mortar based real estate brokerages dominate over 90% of the market. However, this traditional business model has not dramatically changed for decades as brokerages were reluctant to implement changes and strived to maintain the status quo. While consumers are impacted by innovation in various industries, real estate has been slow to adopt new technologies. Consumer demand for better service, increasing competition over agents and the high overhead costs of the traditional brokerage operational model, make traditional brokerage companies vulnerable and creates an opportunity for brokerages that are able to leverage technology. Real is positioned to offer an alternative to traditional real estate brokerages.

Real believes the following trends are impacting the real estate brokerage industry which position Real to continue to grow its business:

●	Democratization and availability of information - Traditionally, real estate brokerages relied heavily on brick-and-mortar locations to attract clients with listing information that was difficult to obtain otherwise. The internet and database technology made listing information publicly available through well-known listing search sites, thereby eliminating a consumer’s need to visit street-front brokerages to discover homes for sale.

●	Mobile technology - Traditional brick-and-mortar real estate brokerages also provided dedicated physical offices where agents and clients met and signed purchase agreements, closing documents and related paperwork. Mobile technology has since enabled consumers and agents to communicate directly and sign documents from anywhere, thereby eliminating the need for a physical brokerage office.

●	Desire for freedom and flexibility - Although agents are mainly independent contractors, traditional brokerages often require that agents perform unpaid “floor time” at the office and attend in-office meetings. So-called “desk fees” are also common. As the need for physical space diminishes, agents with their own book of business increasingly desired the flexibility to work their own hours, wherever suits them best, yet traditional brokerages often do not have the culture or the tools needed to fully support remote work.

●	Consumer pressure on real estate commissions - In the United States, sellers traditionally paid a 6% commission which was divided between the buyer’s and the seller’s managing broker and then further split among the agents involved in the sale. Buyers, who increasingly research and find their homes online, still want an agent to help them make introductions, write contracts and connect them to resources and the community. Likewise, sellers still want agents to prepare and price listings, attract buyers, write contracts, and coordinate a transaction to its closing. However, service commissions are dropping across industries and sellers increasingly expect to pay less than the traditional 6% commission. To support lower costs for consumers while keeping agents net pay sustainable, brokers need to reduce their portion of the split without dropping service levels.

●	Younger generations of agents - According to the Pew Research Center, millennials have now surpassed baby boomers as the largest living generational group in the United States.[1] Millennials already comprise the largest segment of home buyers in the United States. Millennials entering their real estate market expect their brokerage to provide and use effective mobile technology and to allow the agents the freedom to express their personal brand in social media.

1 https://www.pewresearch.org/fact-tank/2020/04/28/millennials-overtake-baby-boomers-as-americas-largest-generation/

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(e)	Intangible Properties

Real’s material owned intellectual property consists of unpatented proprietary technology, processes, trade secrets and know-how. The Company also has inherent copyright of authorship in the source code developed by Real and unregistered trademarks. Real does not have any material licensed intellectual property. While Real’s commercial success generally depends on its ability to maintain the confidentiality of its proprietary technology, processes, trade secrets, and know-how, the Company is not substantially dependent on any specific and identifiable intellectual property.

To protect its intellectual property, Real relies on a combination of trade secret, copyright, trademark, passing-off Laws and other statutory and common Law protections in Israel, the United States and international markets. Real also protects its intellectual property through the use of non-disclosure agreements and other contracts, disclosure and invention assignment agreements, confidentiality procedures and technical measures.

The Company Real does not have any registrations in respect of its material owned intellectual property.

“Join Real” is one of Real’s registered trademarks in the United States. The Company also owns the rights to several domain names used in conjunction with its business.

If necessary, Real will aggressively assert its rights under trade secret, unfair competition, trademark and copyright Laws to protect its intellectual property, including product design, product research and concepts and registered trademarks. These rights are protected through the acquisition of patents and trademark registrations, the maintenance of trade secrets, the development of trade dress, and, where appropriate, litigation against those who are, in Real’s opinion, infringing these rights.

While there can be no assurance that registered trademarks will protect our proprietary information, Real intends to assert its intellectual property rights against any infringement. Although any assertion of Real’s rights could result in a substantial cost and diversion of management effort, Real believes the protection and defense against infringement of our intellectual property rights are essential to its business.

For additional information on intellectual property risks, see “Item 5.2 – Risk Factors”.

(f)	Cycles

Seasons and weather traditionally impact the real estate industry in the jurisdictions where Real operates. Continuous poor weather or natural disasters negatively impact listings and sales. Spring and summer seasons historically reflect greater sales periods in comparison to fall and winter seasons. Real has historically experienced lower revenues during the fall and winter seasons, as well as during periods of unseasonable weather, which reduces Real’s operating income, net income, operating margins and cash flow.

Real estate listings precede sales and a period of poor listings activity will negatively impact revenue. Past performance in similar seasons or during similar weather events can provide no assurance of future or current performance and macroeconomic shifts in the markets Real serves can conceal the impact of poor weather or seasonality.

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(g)	Regulatory Environment

Our principal business is residential real estate brokerage in the United States. We also offer, through joint ventures in which our wholly owned subsidiary, The Real Title, Inc. is a managing member and majority owner, title insurance, and closing services for residential and/or commercial transactions in Florida, Texas, Georgia, and Utah. In addition, through our acquisition of LemonBrew Lending, we have entered the business of brokering residential mortgage financing for borrowers (or consumers), and we are considering entering the correspondent residential mortgage space, as well. Both of residential real estate brokerage and mortgage brokerage are subject to a number of US federal, state and local laws and regulations.

Residential Real Estate Brokerage

Federal

Real estate brokers are subject to the Federal Fair Housing Act, which make it unlawful to discriminate against protected classes of individuals in housing or in brokerage services. Our brokerage activities are also affected by the Telephone Consumer Protection Act and other federal and state laws pertaining to privacy, which affect our ability to solicit new clients.

State and Local

In every jurisdiction, there are state or local laws affecting real estate brokerages. While these laws vary across jurisdictions, they virtually all require that anyone who receives compensation for arranging real estate transactions be licensed as a broker or a salesperson. Licensed activities include (but are not limited to) advertising or helping to arrange the sale or purchase of real estate or managing or leasing residential properties for a fee or commission. An agent, sales associate or sales person generally must be associated with a licensed broker. We are a licensed broker in 45 states, the District of Columbia & 3 Canadian provinces. In other states, the brokers who use our platform are individually licensed or are associated with licensed brokers.

Real estate licensees, whether they are brokers, agents, sales associates or salespersons, must follow the local real estate licensing laws and regulations. These laws and regulations generally specify minimum duties and obligations of licensees to their clients and the public, as well as standards for the conduct of business, including requirements for contract disclosures, record keeping, local offices, escrow trust fund management, agency representation, advertising and fair housing.

In each of the jurisdictions where Real has operations, Real assigns appropriately licensed personnel to manage and comply with applicable laws and regulations.

Industry Organizations

Beyond federal, state and local governmental regulations, the real estate brokerage industry is subject to rules established by private real estate groups or trade organizations, including, but not limited to, state and local Associations of REALTORS®2, the National Association of Realtors® and local Multiple Listing Services. Generally, licensed brokers, salespersons, individuals, agents and brokerage entities join these groups and organizations, which causes them to be subject to the organizations’ rules. The Company assigns appropriate personnel to manage compliance with organizations’ rules.

2 “REALTOR” and “REALTORS” are registered trademarks of the National Association of REALTORS®.

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Mortgage Finance and Title

Our mortgage and title subsidiaries must comply with applicable real estate, brokerage and insurance laws and regulations. The subsidiaries are licensed in the states in which they do business and must comply with laws and regulations in those states.

Our LemonBrew Lending mortgage subsidiary must comply with any and all U.S. federal laws affecting residential mortgage brokerage and with state laws in jurisdictions where it is licensed as a mortgage broker. It currently is licensed as a mortgage broker or lender in twenty states. If, as we expect, LemonBrew Lending begins to fund residential mortgage loans in the states licensed, it will have to comply with a variety of U.S. federal and state laws that apply to residential mortgage lenders.

(h)	Employees

As at the date of this AIF, Real and its subsidiaries has 118 full-time employees, 30 independent contractors, 51 contracted state brokers and over 9,300 agents and brokers whom Real also classifies as independent contractors.

(i)	Foreign Operations

As of the date of this AIF, Real has brokerage operations in the United States and Canada.

See “Item 5.2 – Risk Factors”.

(j)	Bankruptcy and Similar Procedures

There have been no bankruptcy or receivership proceedings against the Company or any of its subsidiaries within the three most recently completed financial years or the current financial year.

(k)	Reorganizations

See “Item 4.2– General Development of the Business – Three Year History – Significant Acquisitions”.

5.2	Risk Factors

The following are certain risk factors relating to the Company’s business which prospective investors should carefully consider before deciding whether to purchase Common Shares. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. These risks and uncertainties are not the only ones the Company is facing. Additional risks and uncertainties not presently known to the Company, or that the Company currently deems immaterial, may also impair operations. If any such risks actually occur, the business, financial condition, liquidity and results of the Company’s operations could be materially adversely affected.

Risk Related to the Company

The Company is dependent on the residential real estate market.

The Company’s financial performance is closely connected to the strength of the residential real estate market, which is subject to a number of general business and macroeconomic conditions beyond the Company’s control.

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Macroeconomic conditions that could adversely impact the growth of the real estate market and have a material adverse effect on the Company’s business include, but are not limited to, economic slowdown or recession, increased unemployment, increased energy costs, reductions in the availability of credit or higher interest rates, increased costs of obtaining mortgages, an increase in foreclosure activity, inflation, disruptions in capital markets, declines in the stock market, adverse tax policies or changes in other regulations, lower consumer confidence, lower wage and salary levels, war or terrorist attacks, natural disasters or adverse weather events, or the public perception that any of these events may occur. Unfavorable general economic conditions, such as a recession or economic slowdown, in the United States, Canada or other markets the Company enters and operates within could negatively affect the affordability of, and consumer demand for, its services which could have a material adverse effect on its business and profitability. In addition, federal and state governments, agencies and government-sponsored entities could take actions that result in unforeseen consequences to the real estate market or that otherwise could negatively impact the Company’s business.

The real estate market is substantially reliant on the monetary policies of the federal government and its agencies and is particularly affected by the policies of the United States’ Federal Reserve Board, which regulates the supply of money and credit in the U.S., which in turn impacts interest rates. The Company’s business could be negatively impacted by any rising interest rate environment. As mortgage rates rise, the number of home sale transactions may decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than pay higher mortgage rates. Changes in the interest rate environment and mortgage market are beyond the Company’s control, are difficult to predict and could have a material adverse effect on its business and profitability.

The Company may be unable to maintain its agent growth rate, which would adversely affect its revenue growth and results of operations.

The Company has experienced rapid and accelerating growth in our real estate broker and agent base. Because the Company derives revenue from real estate transactions in which its brokers and agents receive commissions, increases in the Company’s agent and broker base correlate to increases in revenues and the rate of growth of its revenue correlates to the rate of growth of the Company’s agent and broker base. The rate of growth of the Company’s agent and broker base cannot be predicted and is subject to many factors outside of the Company’s control, including actions taken by the Company’s competitors and macroeconomic factors affecting the real estate industry generally. There is no assurance that the Company will be able to maintain its recent agent growth rate or that the Company’s agent and broker base will continue to expand in future periods. A slowdown in the Company’s agent growth rate would have a material adverse effect on revenue growth and could adversely affect the Company’s business, financial condition or results of operations.

The Company may be unable to effectively manage rapid growth in its business.

The Company may not be able to scale its business quickly enough to meet the growing needs of its affiliated real estate professionals and if the Company is not able to grow efficiently, its operating results could be harmed. As the Company adds new real estate professionals, the Company will need to devote additional financial and human resources to improving its internal systems, integrating with third-party systems, and maintaining infrastructure performance. In addition, the Company will need to appropriately scale its internal business systems and its services organization, including support of its affiliated real estate professionals as its demographics expand over time. Any failure of or delay in these efforts could cause impaired system performance and reduced real estate professional satisfaction. These issues could reduce the attractiveness of the Company to existing real estate professionals who might leave the Company, as well as result in decreased attraction of new real estate professionals. Even if the Company is able to upgrade its systems and expand its staff, such expansion may be expensive, complex, and place increasing demands on its management. The Company could also face inefficiencies or operational failures as a result of its efforts to scale its infrastructure and the Company may not be successful in maintaining adequate financial and operating systems and controls as it expands. Moreover, there are inherent risks associated with upgrading, improving and expanding its information technology systems. The Company cannot be sure that the expansion and improvements to its infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. These efforts may reduce the Company’s revenue and margins and adversely impact its financial results.

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The Company faces significant risk to its brand and revenue if it fails to maintain compliance with the Law and regulations of federal, state, county and foreign governmental authorities, or private associations and governing boards.

The Company operates in the real estate industry which is a heavily regulated industry subject to complex, federal, state, provincial and local laws and regulations and third-party organizations’ regulations, policies and bylaws.

In general, the Laws, rules and regulations that apply to the Company’s business practices include, without limitation, RESPA, the federal Fair Housing Act, the Dodd-Frank Act, and federal advertising Laws, as well as comparable state statutes; rules of trade organizations such as the National Association of Realtors, local MLSs, and state and local AORs; licensing requirements and related obligations that could arise from its business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to its use of personal information collected from the registered users of its websites; Laws relating to the use and publication of information through the internet; and state real estate brokerage licensing requirements, as well as statutory due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses.

Additionally, the Dodd-Frank Act contains the Mortgage Reform and Anti-Predatory Lending Act (“Mortgage Act”), which imposes a number of additional requirements on lenders and servicers of residential mortgage loans, by amending certain existing provisions and adding new sections to RESPA and other federal Laws. It also broadly prohibits unfair, deceptive or abusive acts or practices, and knowingly or recklessly providing substantial assistance to a covered Person in violation of that prohibition. The penalties for noncompliance with these Laws are also significantly increased by the Mortgage Act, which could lead to an increase in lawsuits against mortgage lenders and servicers.

Maintaining legal compliance is challenging and increases business costs due to resources required to continually monitor business practices for compliance with applicable laws, rules and regulations, and to monitor changes in the applicable laws themselves.

The Company may not become aware of all the Laws, rules and regulations that govern its business, or be able to comply with all of them, given the rate of regulatory changes, ambiguities in regulations, contradictions in regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance.

If the Company fails, or is alleged to have failed, to comply with any existing or future applicable Laws, rules and regulations, the Company could be subject to lawsuits and administrative complaints and proceedings, as well as criminal proceedings. Non-compliance could result in significant defense costs, settlement costs, damages and penalties.

The Company’s business licenses could be suspended or revoked, business practices enjoined, or it could be required to modify its business practices, which could materially impair, or even prevent, the Company’s ability to conduct all or any portion of its business. Any such events could also damage the Company’s reputation and impair the Company’s ability to attract and service home buyers, home sellers and agents, as well its ability to attract brokerages, brokers, teams of agents and agents to the Company, without increasing its costs.

Further, if the Company loses its ability to obtain and maintain all of the regulatory approvals and licenses necessary to conduct business as we currently operate, the Company’s ability to conduct its business may be harmed. Lastly, any lobbying or related activities the Company undertakes in response to mitigate liability of current or new regulations could substantially increase the Company’s operating expenses.

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The Company could be subject to changes in tax laws and regulations that may have a material adverse effect in its business.

The Company operates and is subject to taxes in the United States, and other jurisdictions throughout the world. Changes to federal, state, local or international tax laws on income, sale, use, indirect, or other tax laws, statutes, rules or regulations may adversely affect its effective tax rate, operating results or cash flows.

The Company’s effective tax rate could increase due to several factors, including: changes in the relative amounts of income before taxes in the various jurisdictions in which it operates that have differing statutory tax rates; changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Cuts and Jobs Act of 2017 (“US Tax Act”), changes to the Company’s assessment about its ability to realize its deferred tax assets that are based on estimates of its future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which the Company does business; the outcome of current and future tax audits, examinations or administrative appeals; and limitations or adverse findings regarding the Company’s ability to do business in some jurisdictions.

In particular, new income, sales and use or other tax laws or regulations could be enacted at any time, which could adversely affect the Company’s business operations and financial performance. Further, existing tax laws, regulations could be interpreted, modified or applied adversely to the Company. For example, the U.S. Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the U.S. Tax Act may affect the Company, and certain aspects of the U.S. Tax Act could be repealed or modified in future legislation. For example, the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”) modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the U.S. Tax Act, the CARES Act, or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net operating losses, and other deferred tax assets relating to the Company’s operations, the taxation of foreign earnings, and the deductibility of expenses under the U.S. Tax Act or future reform legislation could have a material impact on the value of the Company’s tax assets and could increase the Company’s future U.S. tax expense.

The Company may suffer financial harm and loss of reputation if it does not or cannot comply with applicable laws, rules and regulations concerning the classification and compensation practices for the agents.

Except for employed state brokers, all real estate professionals in the Company’s brokerage operations have been retained as independent contractors, either directly or indirectly through third-party entities formed by these independent contractors for their business purposes. With respect to these independent contractors, like most brokerage firms, the Company is subject to the Internal Revenue Service regulations and applicable state Law guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation and it might be determined that the independent contractor classification is inapplicable to any of the Company’s affiliated real estate professionals. Further, if legal standards for classification of real estate professionals as independent contractors change or appear to be changing, it may be necessary to modify the Company’s compensation and benefits structure for its affiliated real estate professionals in some or all of its markets, including by paying additional compensation or reimbursing expenses.

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In the future, the Company could incur substantial costs, penalties and damages, including back pay, unpaid benefits, taxes, expense reimbursement and legal fees, in defending future challenges by its affiliated real estate professionals to our employment classification or compensation practices.

Unanticipated delays or problems associated with the Company’s products and improvements may cause customer dissatisfaction.

The Company’s future success is dependent on its ability to continue to develop and expand its products and technologies and to address the needs of its customers. There may be delays in releasing the Company’s new products or technologies in the future – any material delays may cause customers to forego purchases of the Company’s products to purchase competitors’ offerings instead. Further, if the Company’s systems and technologies lack capacity or quality sufficient to service agents and their clients, then the number of agents who wish to use its products could decrease, the level of client service and transaction volume afforded by the Company’s systems could suffer, and its costs could increase.

The Company may need to develop new products and services and rapid technological change could render its systems obsolete.

The industry in which the Company operates is characterized by rapid technological change, frequent new product and service introductions and enhancements, uncertain product life cycles, changes in customer requirements and evolving industry standards. The introduction of new products and new technologies, the emergence of new industry standards, or improvements to existing technologies could render the Company’s platform obsolete or relatively less competitive.

The Company’s commercial and financial success depends on market acceptance, and if not achieved will result in the Company not being able to generate revenue to support its operations.

The commercial success of the Company depends, among other things, on market acceptance. The success of the Company’s products and any new products and services that it may launch is dependent upon its ability to attract and retain a critical mass of merchants in potentially diverse geographic locations. Competitive pricing and market acceptance also depends on the future pricing and availability of competing products and the perceived comparative efficacy of its products. If the Company cannot reach this market, or cannot offer competitive pricing packages, its operating results and revenues will be adversely affected.

If the Company fails to grow in the various local markets that they serve or are unsuccessful in identifying and pursuing new business opportunities the Company’s long-term prospects and profitability will be harmed.

To capture and retain market share in the various local markets that the Company serves, it must compete successfully against other brokerages for agents and brokers and for the consumer relationships that it brings. The Company’s competitors could lower the fees that it charges to agents and brokers or could raise the compensation structure for those agents. The Company’s competitors may have access to greater financial resources than it, allowing them to undertake expensive local advertising or marketing efforts. In addition, the Company’s competitors may be able to leverage local relationships, referral sources and strong local brand and name recognition that it has not established. The Company’s competitors could, as a result, have greater leverage in attracting new and established agents in the market and in generating business among local consumers. The Company’s ability to grow in the local markets that it serves will depend on its ability to compete with these local brokerages.

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The Company may implement changes to its business model and operations to improve revenues that cause a disproportionate increase in its expenses or reduce profit margins. For example, the Company may allocate resources to acquiring lower margin brokerage models and may invest in the development of a mortgage servicing division, a commercial real estate division, a title and escrow company and/or a continuing education division. Expanding its service offerings could involve significant up-front costs that may only be recovered after lengthy periods of time. In addition, expansion into new markets, including internationally, could expose the Company to additional compliance obligations and regulatory risks. If the Company fails to continue to grow in the local markets it serves or if it fails to successfully identify and pursue new business opportunities, its long-term prospects, financial condition, and results of operations may be harmed, and its stock price may decline.

If agents and brokers do not understand the Company’s value proposition the Company may not be able to attract, retain and incentivize agents.

Participation in the Company’s Amended and Restated Omnibus Incentive Plan and Securities Based Compensation Arrangements represents a key component of the Company’s agent and broker value proposition. Agents and brokers may not understand or appreciate the value of these incentive programs. In addition, agents may not appreciate other components of the Company’s value proposition including the technology platform, the mobility it affords, the systems and tools that it provides to agents and brokers, among other benefits. If agents and brokers do not understand the elements of the Company’s service offering, or do not perceive it to be more valuable than the models used by most competitors, the Company may not be able to attract, retain and incentivize new and existing agents and brokers to grow its revenues.

The Company’s operating results are subject to seasonality and vary significantly among quarters during each calendar year, making meaningful comparisons of successive quarters difficult.

Seasons and weather traditionally impact the real estate industry in the jurisdictions where the Company operates. Continuous poor weather or natural disasters negatively impact listings and sales. Spring and summer seasons historically reflect greater sales periods in comparison to fall and winter seasons. The Company has historically experienced lower revenues during the fall and winter seasons, as well as during periods of unseasonable weather, which reduces the Company’s operating income, net income, operating margins and cash flow.

Real estate listings precede sales and a period of poor listings activity will negatively impact revenue. Past performance in similar seasons or during similar weather events can provide no assurance of future or current performance, and macroeconomic shifts in the markets the Company serves can conceal the impact of poor weather or seasonality.

Home sales in successive quarters can fluctuate widely due to a wide variety of factors, including holidays, national or international emergencies, the school year calendar’s impact on timing of family relocations, interest rate changes, speculation of pending interest rate changes and the overall macroeconomic market. The Company’s revenue and operating margins each quarter will remain subject to seasonal fluctuations, poor weather and natural disasters and macroeconomic market changes that may make it difficult to compare or analyze the Company’s financial performance effectively across successive quarters.

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The Company may require additional capital to support its operations or the growth of its business, and it cannot be certain that this capital will be available on reasonable terms when required, or at all.

From time to time, the Company may need additional financing to operate or grow its business. The ability to continue as a going concern, may be dependent upon raising additional capital from time-to-time to fund operations. The Company’s ability to obtain additional financing, if and when required, will depend on investor and lender willingness, its operating performance, the condition of the capital markets and other facts, and the Company cannot assure anyone that additional financing will be available to it on favorable terms when required, or at all. If the Company raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its current stock, and its existing stockholders may experience dilution. If the Company is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, its ability to continue to support the operation or growth of its business could be significantly impaired and its operating results may be harmed.

The Company’s growth strategy may not achieve the anticipated results.

The Company’s future success will depend on its ability to grow its business, including through commercialization of its products. Growth and innovation strategies require significant commitments of management resources and capital investments and the Company may not grow its revenues at the rate it expects or at all. As a result, the Company may not be able to recover the costs incurred in developing new projects and initiatives or to realize their intended or projected benefits, which could materially adversely affect its business, financial condition or results of operations.

The Company faces substantial competition in the future and may not be able to keep pace with the rapid technological changes which may result from others discovering, developing or commercializing products before or more successfully than the Company. The activities of competing companies, or others, may limit the Company’s revenues.

In general, the development and commercialization of new Software as a Service (SaaS) products is highly competitive and is characterized by extensive research and development and rapid technological change. Market share can shift as a result of technological innovation and other business factors. Commercial opportunities for the Company’s products may be reduced if the Company’s competitors develop or market products or novel technologies that are more effective, are better tolerated, are more accepted by the market, have better distribution channels, or are less costly than that offered by the Company. If those products gain market acceptance, the Company’s revenue and financial results could be adversely affected. If the Company fails to develop new products or enhance existing products, its leadership in the current markets served could erode and its business, financial condition and results of operations may be adversely affected.

While the Company’s products and technologies are unique and novel, there are a number of indirect competitors in the market. Such competitors include large and small companies that may have significant access to capital resources, competitive product pipelines, substantial research and development staffs and facilities and substantial experience in the market. The Company recognizes the need to invest in research and development to continue to add high-value, differentiated capabilities to expand both the depth and breadth of the Company’s product offering. Management also recognizes the need to ensure customer satisfaction through all phases of the sales cycle and intends to invest in competitive intelligence and analysis as it relates to the dynamics of the market, as well as in trends in technology and in products as they are introduced into the market. However, the Company may not be able to compete with competitors that are more established in the market.

The Company depends on highly skilled personnel to grow and operate its business. If the Company is not able to hire, retain, and motivate its key personnel, its business may be adversely affected.

The Company’s success depends in part upon a number of key employees, including members of senior management who have extensive experience in the industry. Competition for talented senior management is intense and the Company’s ability to successfully develop and maintain a competitive market position will depend in part on its ability to attract and retain highly qualified and experienced management. The loss of the services of key personnel could have a materially adverse effect on the Company’s business. Many key employees consider the value of the Options and RSUs received in connection with their employment. If the trading price of the Common Shares declines or experiences volatility, the Company’s ability to attract and retain key employees may be adversely affected. If the Company fails to attract new personnel or fails to retain and motivate current personnel, its growth prospects could be severely harmed.

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If the Company fails to develop widespread brand awareness cost-effectively, its business may suffer.

The Company believes that developing and maintaining widespread awareness of its brand in a cost-effective manner is critical to achieving widespread acceptance of its products. The Company’s marketing efforts are directed at growing brand awareness. Brand promotion activities, although they have been successful in the past, may not generate customer awareness or increase revenues, and even if they do, any increase in revenues may not offset the expenses incurred in brand building. If the Company fails to successfully promote and maintain its brand, or incur substantial expenses in doing so, the Company may fail to attract or retain customers necessary to realize a sufficient return on its brand building efforts, or to achieve the widespread brand awareness that is critical for broad adoption of its products.

Possible failure to realize anticipated benefits of future acquisitions could impact the Company’s business.

In the future, the Company may complete acquisitions to strengthen its position in the point-of sale industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of any future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with its own. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Company’s ability to achieve the anticipated benefits of these and future acquisitions.

Acquisitions and joint ventures are inherently risky, and any that the Company completes may not be successful. Any acquisitions and joint ventures that the Company pursues would involve numerous risks, including the following: (i) difficulties in integrating and managing the operations and technologies of the companies the Company acquires, including higher than expected integration costs and longer integration periods; (ii) diversion of the Company’s management’s attention from normal daily operations of its business; (iii) the Company’s inability to maintain the customers, key employees, key business relationships and reputations of the businesses it acquire; (iv) the Company’s inability to generate sufficient revenue or business efficiencies from acquisitions or joint ventures to offset its increased expenses associated with acquisitions or joint ventures; (v) the Company’s responsibility for the liabilities of the businesses it acquires or gains ownership in through joint ventures, including, without limitation, liabilities arising out of its failure to maintain effective data security, data integrity, disaster recovery and privacy controls prior to the acquisition, or its infringement or alleged infringement of third party intellectual property, contract or data access rights prior to the acquisition; (vi) difficulties in complying with new markets or regulatory standards to which the Company was not previously subject; (vii) delays in the Company’s ability to implement internal standards, controls, procedures and policies in the businesses it acquires or gains ownership in through joint ventures and increased risk that its internal controls will be ineffective; (viii) operations in a nascent state depend directly on utilization by the Company’s agents and brokers; (ix) adverse effects of acquisition and joint venture activity on the key performance indicators the Company uses to monitor its performance as a business; and (x) inability to fully realize intangible assets recognized through acquisitions or joint ventures and related non-cash impairment charges that may result if the Company is required to revalue such intangible assets.

The Company’s failure to address these risks or any other challenges it encounters with its future acquisitions, joint ventures, and investments could cause it to not realize all or any of the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities, and harm the Company’s business, which could negatively impact its operating results, financial condition, and cash flows.

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There is intense competition in the Software as a Service and real estate brokerage industry.

The SaaS industry is highly competitive and rapidly changing. The Company may be significantly affected by new product introductions and geographic expansion by existing competition and expects that competition will intensify in the future. Specific factors upon which the Company competes include, but are not limited to, functionality of its applications, ease of use, timing for implementation, quality of support and services, and price. The Company’s potential competitors include other companies selling SaaS services and technology in the search engine marketing and advertising space. Many of these potential competitors have significantly greater financial, technical, marketing and other resources than the Company has. Many of them also have longer operating histories, greater name recognition and stronger relationships with merchants and consumers who use or might use a low-value-payment service. The Company may not be able to successfully compete with these competitors.

The Company has a limited operating history which makes it difficult to evaluate its future prospects for success

The Company had a limited history of operations prior to the Qualifying Transaction and consequently, the Company’s current operations inherited from Real PrivateCo are subject to all of the business risks and uncertainties associated with any early-stage enterprise, including possible under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and a lack of significant revenue. The limited operating history may also make it difficult for investors to evaluate the Company’s prospects for success.

There is inherent technology and development risk in the Company’s business and industry.

The Company’s approach utilizes technology principally architected and developed by the Company. There can be no assurances that the Company will meet its targeted development or integration timelines such that it will be able to offer solutions at competitive pricing, or that the Company can continue to enhance and improve the responsiveness, functionality and features of its technology and enable the solutions to scale at a reasonable cost. In addition, there is a risk that third parties may have applied for or been granted patents for certain processes or technology which the Company has already deployed or intends to deploy, in which case the Company may incur additional costs or be prohibited from using or implementing certain product features or processes in one or more countries. The Company’s solutions incorporate complex technology and software. Accordingly, they may contain errors, or “bugs”, that could be detected at any point. Such errors could materially and adversely affect the Company’s reputation, resulting in claims and/or significant costs to the Company, and/or cause consumers, merchants, licensees and other parties to abandon the Company’s solutions and impair the Company’s ability to market and sell solutions and services in the future. The costs incurred in correcting any errors and satisfying any such claims may be substantial and could adversely affect the Company’s operating margins. While the Company plans to continually test its solutions for errors and work with customers and merchants through its maintenance support services to identify and correct bugs, errors may be found in the future.

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The Company maintains data on cloud storage servers, which could be the target of a security breach.

The Company’s business faces certain security risks. The Company’s products and services involve storage using cloud-based hosting services and also physical storage. Although data is stored in specialized security groups and are externally encrypted, storage hardware and networking infrastructure is provided by a third party, and security breaches and cyberattacks expose this information to a risk of loss, litigation and potential liability. If an actual or perceived breach of security and/or cyberattack occurs, the market perception of the effectiveness of the Company’s security measures could be harmed, and the Company could lose users and may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties. Computer viruses, break-ins, cyberattacks or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients. Any failure to adequately address these risks could have an adverse effect on the Company’s business and reputation.

There could be interruptions or delays from cloud servers that could affect the Company’s products or services.

The Company’s products and services involve storage using a third-party cloud-based hosting service. Any damage to, or failure of, the hosting service’s systems generally could result in interruptions in the use of the Company’s products or services. Such interruptions may reduce the Company’s revenue, cause customers to terminate their subscriptions and adversely affect the Company’s ability to attract new customers. The Company’s business will also be harmed if its customers and potential customers believe its products or services are unreliable.

Risk Related to World Wide Economic Conditions

Currency exchange rates fluctuations could adversely affect the Company’s operating results.

The Company is exposed to the effects of fluctuations in currency exchange rates. Since the Company conducts some of its business in currencies other than U.S. dollars but reports its operating results in U.S. dollars, it faces exposure to fluctuations in currency exchange rates. Consequently, exchange rate fluctuations between the U.S. dollar and other currencies could have a material impact on the Company’s operating results.

Downturns in general economic and market conditions may reduce demand for the Company’s products and could negatively affect the Company’s revenue, operating results and cash flow.

Recent events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. Thus, financial developments seemingly unrelated to the Company or to the real estate industry could materially adversely affect the Company over the course of time. Volatility in the market could hurt the Company’s ability to raise capital. Potential price inflation caused by an excess of liquidity in countries where the Company conducts business may increase the costs incurred to sell the Company’s products and may reduce the Company’s profit margins. As a result of downturns in general economic and market conditions, potential customers may not be interested in purchasing the Company’s products. Any of these events, or other events caused by turmoil in world financial markets may have a material adverse effect on the Company’s business, operating results and financial conditions.

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Catastrophic events and economic, political and market conditions may impact the Company’s business.

The Company maintains servers at its facility in Oregon, United States. Any of its existing and future facilities may be harmed or rendered inoperable by attack or security intrusion by a computer hacker, natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, war, acts of terrorism or other criminal activities, infectious disease outbreaks (including COVID-19) and power outages, any of which may render it difficult or impossible for the Company to operate its business for some period of time. If the Company were to lose the data stored in its Oregon facility, it could take days or weeks to recover data from multiple sources, and such delay could result in significant negative impact on its business operations, and potential damage to its advertiser and advertising agency relationships. Any disruptions in the Company’s operations could negatively impact its business, its results of operations and harm its reputation. In addition, the Company may not carry sufficient business interruption insurance to compensate for the losses that may occur. Any such losses or damages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Infectious disease outbreaks (including COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, BSE, avian influenza, or other material outbreaks of disease) could result in restrictions adversely affecting the Company’s business operations. These restrictions could include prohibitions by Realtor and MLS on home showings and open houses, limiting face-to-face meetings, and general transportation or isolation orders from government authorities. Such outbreaks may negatively impact the general economy and job markets. The economy and job markets directly affect demand for housing and therefore the Company could suffer harm to its business, including, but not limited to, significant revenue decreases, should there be a sustained negative impact on economic conditions as a result of disease outbreak.

The COVID-19 pandemic has had, and may continue to have, an adverse impact on the volume of residential real estate transactions, which has affected, and may continue to affect, our business and financial results. The governmental restrictions that were implemented to combat COVID-19, included, among other actions, recommending or requiring the avoidance of gatherings of people or significantly or entirely curtailing activities categorized as non-essential. This unprecedented scenario has created considerable risks and uncertainties in the real estate industry and for the Company in particular, relating to adverse effects on the economy and risks related to employees, independent agents and consumers. The extent of the pandemic on the Company’s business and financial results will largely depend on future developments, including the extent and duration of the spread of the outbreak, the extent of governmental regulations, the impact on capital and financial markets and the related impact on consumer confidence and spending and the magnitude of the financial and operational consequences to the Company’s agents and brokers, all of which are highly uncertain and cannot be predicted.

Conflict and Political Instability in Eastern Europe

The current year has been marked by significant market volatility and uncertainty. We believe that continued economic growth will be dependent on a number of factors, including, but not limited to, the impact of the COVID-19 pandemic, a moderation of the pace of inflation and supply chain issues, and the nature, magnitude, and duration of hostilities stemming from Russia’s invasion of Ukraine, including the effects of sanctions and retaliatory cyber attacks on the world economy and markets. Beginning in November 2021, Russia began to amass troops along the Ukrainian border, heightening military tensions in Eastern Europe. In February 2022, Russia sent troops into pro-Russian separatist regions in Ukraine. The U.S. and/or other countries, including Canada, may impose sanctions or other restrictive actions against governmental or other entities in Russia. The long-term impacts of the conflict between these nations remains uncertain.

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Widespread concern or doubts in the market about the pace or ability of normal economic activity to resume, the potential for prolonged conflict in Ukraine or the broader outbreak of armed conflict in Eastern Europe, the pace, impact, or effectiveness of the actions by governments and centrals banks intended to manage the rate of inflation through interest rate increases and the termination of the quantitative easing program, or the efficacy or adequacy of government measures enacted to support the domestic and global economy, could erode the outlook for macroeconomic conditions, economic growth, and business confidence, which could negatively impact the Company.

The current levels of volatility in global markets due to market participants’ reactions to, and uncertainty surrounding, the magnitude and timing of government and central bank action to be taken in response to heightened inflation, as well as Russia’s invasion of Ukraine. This volatility has resulted in a decline in the level of activity in the financial markets. Continued market volatility or uncertainty related to actions taken or to be taken by central banks, a decline in the global macroeconomic outlook, including as a result of Russia’s invasion of Ukraine and the threat, or outbreak of more widespread armed conflict in Eastern Europe would cause financial market activity to continue to decrease, which could negatively affect the Company’s revenues. In addition, global macroeconomic conditions and Canadian and U.S. financial markets remain vulnerable to the potential risks posed by exogenous shocks, which could include, among other things, political or social unrest or financial uncertainty in the United States and the European Union, complications involving terrorism and armed conflicts around the world, or other challenges to global trade or travel.

Risk Related to Intellectual Property

The Company’s intellectual property rights are valuable, and any failure or inability to protect them could adversely affect its business.

The Company’s success depends substantially upon the intellectual property that forms the basis of its products, primarily consisting of unpatented proprietary technology, processes, trade secrets, and know-how, as well as inherent copyright of authorship in the source code developed by the Company, and unregistered trademarks. To protect its intellectual property rights, the Company relies upon trade secret, copyright, trademark, passing-off Laws and other statutory and common Law protections in the United States, and international markets. The Company also protects its intellectual property through the use of non-disclosure agreements and other contracts, disclosure and invention assignment agreements, confidentiality procedures, and technical measures. There can be no assurance that these measures will be successful in any given case, particularly in those countries where the Laws do not afford the Company protection for its intellectual property rights as robust as those available under Canadian and United States Laws. The Company may be unable to prevent the misappropriation, infringement or violation of its intellectual property rights, breaching any contractual obligations, or independently developing intellectual property that is similar to its own, any of which could reduce or eliminate Real’s competitive advantages, adversely affect the Company’s revenues, or otherwise harm its business.

Assertions by third parties of infringement or other violations of the Company’s intellectual property rights could result in significant costs and substantially harm the Company’s business and operating results.

Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against the Company. Any such claim against the Company, even those without merit could cause the Company to incur substantial costs defending against the claim and could distract its management. An adverse outcome of a dispute may require the Company to pay substantial damages, cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, expend additional development resources to attempt to redesign its services or otherwise develop non-infringing technology, which may not be successful, or enter into potentially unfavourable royalty or license agreements in order to obtain the right to use technologies or intellectual property rights.

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Intellectual property claims are expensive and time consuming to defend and if resolved adversely, could have a significant impact on the Company’s business, financial condition, and operating results.

The Company is actively engaged in enforcement and other activities to protect its intellectual property rights. If it became necessary to resort to litigation to protect these rights, any proceedings could be burdensome, costly and divert the attention of management and the Company may not prevail. Any repeal or weakening of intellectual property Laws or diminishment of procedures available for the enforcement of intellectual property rights Canada, the United States, or internationally could make it more difficult for the Company to adequately protect its intellectual property rights, negatively impacting their value and increasing the cost of enforcing its rights.

If the Company is unable to protect the confidentiality of its proprietary information and know-how, the value of its technology and products could be adversely affected.

The Company relies upon unpatented proprietary technology, processes, trade secrets and know-how. Any disclosure to or misappropriation by third-parties of its confidential or proprietary information could enable the Company’s competitors to duplicate or surpass the Company’s technological achievements, potentially eroding its competitive position in the market and negatively impacting the Company’s business and operating results.

The Company protects its confidential and proprietary information in part through non-disclosure agreements and other contracts, disclosure and invention assignment agreements, with all employees, consultants, advisors and any third-parties, who have access to its confidential and proprietary information, and employs confidentiality procedures and technical measures, there can be no certainty that these measures or procedures will be sufficient to prevent improper disclosure of such confidential and proprietary information, or to prevent it from falling into the hands of the Company’s competitors and other third parties. There can be no certainty that parties to contracts used by the Company to protect its confidential and proprietary information will not be terminated or breached, and the Company may not have adequate remedies for any such termination or breach. Legal remedies may be insufficient or ineffective to meaningfully protect the Company’s confidential and proprietary information or compensate the Company for losses that may occur in the event of unauthorized use or disclosure.

If the Company fails to protect the privacy and personal information of its customers, agents or employees, the Company may be subject to legal claims, government action and damage to its reputation.

Consumers, independent contractors and employees have shared personal information with the Company during the normal course of its business processing real estate transactions. This includes, but is not limited to, social security numbers, annual income amounts and sources, consumer names, addresses, telephone and cell phone numbers and email addresses. For the Company to run its business, it is essential to store and transmit this sensitive information in its systems and networks. At the same time, the Company is subject to numerous Laws, regulations, and other requirements that require businesses like theirs to protect the security of personal information, notify customers and other individuals about our privacy practices, and limit the use, disclosure, or transfer of personal data across country borders. Regulators in the U.S. and abroad continue to enact comprehensive new Laws or legislative reforms imposing significant privacy and cybersecurity restrictions. The result is that the Company is subject to increased regulatory scrutiny, additional contractual requirements from corporate customers, and heightened compliance costs. These ongoing changes to privacy and cybersecurity Laws also may make it more difficult for the Company to operate our business and may have a material adverse effect on our operations. For example, in the U.S., California enacted the California Consumer Privacy Act, which went into full effect in 2020, imposing new and comprehensive requirements on organizations that collect and disclose personal information about California residents. In March 2017, the New York Department of Financial Services’ cybersecurity regulation went into effect, requiring regulated financial institutions to establish a detailed cybersecurity program. Program requirements include corporate governance, incident planning, data management, system testing, vendor oversight, and regulator notification rules. Now, other state regulatory agencies are expected to enact similar requirements following the adoption of the Insurance Data Security Model Law by the National Association of Insurance Commissioners that is consistent with the New York regulation.

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Any significant violations of privacy and cybersecurity could result in the loss of new or existing business, litigation, regulatory investigations, the payment of fines, damages, and penalties and damage to the Company’s reputation, which could have a material adverse effect on its business, financial condition, and results of operations.

The Company could also be adversely affected if legislation or regulations are expanded to require changes in its business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect its business, results of operations or financial condition.

In addition, while the Company discloses its information collection and dissemination practices in a published privacy statement on its websites, which the Company may modify from time to time, the Company may be subject to legal claims, government action and damage to its reputation if it acts or is perceived to be acting inconsistently with the terms of its privacy statement, customer expectations or state, national and international regulations. The Company’s policy and safeguards could be deemed insufficient if third parties with whom we have shared personal information fail to protect the privacy of that information.

The occurrence of a significant claim in excess of the Company’s insurance coverage or which is not covered by its insurance in any given period could have a material adverse effect on its financial condition and results of operations during the period. In the event the Company or the vendors with which it contracts to provide services on behalf of the Company’s customers were to suffer a breach of personal information, the Company’s customers and independent agents could terminate their business with the Company. Further, the Company may be subject to claims to the extent individual employees or independent contractors breach or fail to adhere to Company policies and practices and such actions jeopardize any personal information. The Company’s legal liability could include significant defense costs, settlement costs, damages and penalties, plus, damage its reputation with consumers, which could significantly damage its ability to attract customers. Any or all of these consequences would result in meaningful unfavorable impact on the Company’s brand, business model, revenue, expenses, income and margins.

Adverse litigation judgments or settlements resulting from legal proceedings in the normal course of business could reduce the Company’s profits or limit its ability to operate.

The Company is subject to allegations, claims and legal actions arising in the ordinary course of its business, which may include claims by third parties, including employees or regulators. The outcome of many of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely against the Company, a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against the Company, its business, financial condition and results of operations could be materially adversely affected.

At present, the Company is not involved in any material pending legal proceeding and there are no proceedings in which any of its directors, officers or Affiliates is an adverse party or has a material interest adverse to its interest.

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Risk Related to Common Shares

It may be difficult to enforce civil liabilities under Canadian securities laws.

Some of the directors and officers of the Company are based in Israel and the United States and most of the Company’s assets, and assets of the directors and officers are located outside of Canada. Therefore, a judgment obtained against the Company, or any of these Persons, including a judgment based on the civil liability provisions of the Canadian securities laws, may not be collectible in Canada and may not be enforced by an Israeli or U.S. court. It also may be difficult to effect service of process on these Persons in Canada or to assert Canadian securities law claims in original actions instituted in Israel or the United States. Israeli or U.S. courts may refuse to hear a claim based on an alleged violation of Canadian securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli or U.S. court agrees to hear a claim, it may determine that Israeli Law or United States Law and not Canadian Law is applicable to the claim. If the Canadian Law is found to be applicable, the content of applicable Canadian Law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli Law or United States Law. There is little binding case Law in Israel and the United States that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against the Company or its directors and officers in Israel or the United States, it may be difficult to collect any damages awarded by either a Canadian or a foreign court.

The Company does not have any control over the research and reports that securities or industry analysts publish about the Company or its business.

The trading market for the Common Shares will, to some extent, depend on the research and reports that securities or industry analysts publish about the Company or its business. The Company does not have any control over these analysts. If one or more of the analysts who covers the Company should downgrade the Common Shares or change their opinion of the Company’s business prospects, the Common Shares trading price would likely decline. If one or more of these analysts ceases coverage of the Company or fails to regularly publish reports on the Company, it could lose visibility in the financial markets, which could cause the Company’s share price or trading volume to decline.

Item 6.	DIVIDENDS

6.1	Dividends or Distributions

There are no restrictions in the Company’s articles or elsewhere which could prevent the Company from paying dividends. The Company does not contemplate paying any dividends on any Common Shares in the immediate future, as it anticipates investing all available funds to finance the growth of the Company’s business. The Board will determine if, and when, to declare and pay dividends in the future from funds properly applicable to the payment of dividends based on the Company’s financial position at the relevant time. All of the Common Shares will be entitled to an equal share in any dividends declared and paid on a per share basis.

Item 7.	Description of Capital Structure

7.1	Share Capital

Common Shares

The authorized share structure of the Company consists of an unlimited number of Common Shares without par value. As of the date of this AIF, there are 179,967,724 Common Shares issued and outstanding on a non-diluted basis.

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The holders of Common Shares are entitled to receive notice of and attend any meeting of the Shareholders and are entitled to cast one vote for each Common Share held. The holders of Common Shares will be entitled to receive dividends if, as and when declared by the Board and to receive a proportionate share, on a per share basis, of the assets of the Company available for distribution in the event of a liquidation, dissolution or winding-up of the Company.

Warrants

As of the date of this AIF, an aggregate of 184,227 Warrants are issued and outstanding. Each Warrant is exercisable for one (1) Common Share per Warrant at an exercise price of $1.07 per Common Share and will expire on January 8, 2025.

7.2	Options to Purchase Securities

Amended and Restated Omnibus Incentive Plan

The Amended and Restated Omnibus Incentive Plan is a “rolling” plan under the Exchange Requirements and the Company is authorized to grant Options of up to 15% of its issued and outstanding Common Shares at each Award Date, less the number of Common Shares subject to grants of Options under any other Security Based Compensation Arrangement. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the Amended and Restated Omnibus Incentive Plan. The RSUs limit is separate and distinct from the maximum of Common Shares reserved for issuance pursuant to Options under the Amended and Restated Omnibus Incentive Plan. The Amended and Restated Omnibus Incentive Plan was approved by the Board on July 15, 2022. The Amended and Restated Omnibus Incentive Plan remains subject to Shareholder approval an annual general meeting of Shareholders expected to be held later this year. Each grant of Options or RSUs pursuant to the Amended and Restated Omnibus Incentive Plan subsequent to July 15, 2022 and prior to the Amended and Restated Omnibus Incentive Plan receiving Shareholder approval shall be subject to Shareholder approval in accordance with the Exchange Requirements.

The purpose of the Amended and Restated Omnibus Incentive Plan is to advance the interests of the Company by encouraging eligible directors, officers, employees and consultants of the Company to acquire Common Shares, thereby increasing their proprietary interest in the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its business and affairs.

As at the date of Board approval of the Amended and Restated Omnibus Incentive Plan, a maximum of 26,753,350 Common Shares (representing approximately 15% of the issued and outstanding Common Shares as at July 15, 2022) are reserved for issuance pursuant to the grant of Options and 70,000,000 Common Shares are reserved for issuance pursuant to the Award of RSUs. As of the date of this AIF, 44,751,296 Common Shares remain available for issuance under the Amended and Restated Omnibus Incentive Plan, taking into account all Common Shares issuable under all Security Based Compensation Arrangements.

Each Option granted pursuant to the terms of the Amended and Restated Omnibus Incentive Plan will vest and be exercisable as to one third (1/3) of the total number of Options granted on each of the first, second and third anniversaries of the Award Date, unless otherwise determined by the Board. The Option Price of any Option shall be determined and approved by the Board when such Option is granted, but shall not be less than the lesser of (i) the VWAP on the Award Date and (ii) the closing market price on a Stock Exchange on the day immediately prior to the Award Date. The Board may at its sole discretion at any time or on the Award Date in respect of any Option granted, accelerate or provide for the acceleration of vesting in whole or in part of Options previously granted.

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Each RSUs granted pursuant to the terms of the Amended and Restated Omnibus Incentive Plan will vest and be payable as to one third (1/3) of the total number of Options granted on each of the first, second and third anniversaries of the Award Date, unless otherwise determined by the Board. The Board may at its sole discretion at any time or on the Award Date in respect of any RSUs granted, accelerate or provide for the acceleration of vesting in whole or in part of RSUs previously granted. Notwithstanding the foregoing, an RSU shall not vest prior to the date that is one year following the Award Date of such RSU.

Further, the maximum number of Common Shares issued to participants who are insiders, collectively, within any one (1) year period, under the Amended and Restated Omnibus Incentive Plan and any other Security Based Compensation Arrangement, cannot exceed 10% of the outstanding Common Shares at any point in time. The maximum number of Common Shares issued one Person collectively, within any one (1) year period, under the Amended and Restated Omnibus Incentive Plan and any other Security Based Compensation Arrangement, cannot exceed 5% of the outstanding Common Shares at the Award Date.

The Board may make Awards to Non-Employee Directors under the Amended and Restated Omnibus Incentive Plan provided that (i) the annual grant of Awards under the Amended and Restated Omnibus Incentive Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board), of which no more than $100,000 may comprise Options; and (ii) the maximum number of Common Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the issued and outstanding Common Shares (as of the commencement of such one-year period). Furthermore. securities issuable to any one Person, who is a Non-Employee Director, shall be limited to the lesser of: (i) 1% of the Common Shares then issued and outstanding; and (ii) $1,000,000 in total value of grants of Options that each director receives over the life of the Amended and Restated Omnibus Incentive Plan or an annual grant value of $100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

The Amended and Restated Omnibus Incentive Plan is administered by the Board, which has full and final authority with respect to the granting of all Options and RSUs thereunder subject to the requirements of the TSX.

Predecessor Omnibus Incentive Plan

As of the date of this AIF, there are 559,545 Options and 6,300,243 RSUs issued and outstanding, pursuant to the Predecessor Omnibus Incentive Plan. Each Option entitles the holder to the exercise the Option for one (1) Common Share in accordance with the terms of the Predecessor Omnibus Incentive Plan. Each RSU entitles the holder to a cash payment or one (1) Common Share at the discretion of the Company in accordance with the terms of the Predecessor Omnibus Incentive Plan. The Company will no longer grant any Options or RSUs pursuant to the Predecessor Omnibus Incentive Plan, which exists solely for the purposes of governing the existing Options and RSUs granted thereunder.

Stock Option Plan

As of the date of this AIF, there are 22,584,460 Options issued and outstanding, pursuant to the Predecessor Stock Option Plan. Each Option entitles the holder to the exercise the Option for one (1) Common Share in accordance with the terms of the Predecessor Stock Option Plan. The Company will no longer grant any Options pursuant to the Predecessor Stock Option Plan, which exists solely for the purposes of governing the existing Options granted thereunder.

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Restricted Share Unit Plan

As of the date of this AIF, there are 5,769,871 RSUs issued and outstanding pursuant to the Predecessor RSU Plan. Each RSU entitles the holder to a cash payment or one (1) Common Share at the discretion of the Company in accordance with the terms of the Predecessor RSU Plan. The Company will no longer grant any RSUs pursuant to the Predecessor RSUs Plan, which exists solely for the purposes of governing the existing RSUs granted thereunder.

Item 8.	Market for Securities

8.1	Trading Price and Volume

The Common Shares have been listed and posted for trading on the TSX under the symbol “REAX” since July 26, 2022. Prior to the TSX Listing, the Common Shares traded on the TSXV under the symbol “REAX” since the completion of the Qualifying Transaction. The Company is a reporting issuer in each of the provinces and territories in Canada.

The following table sets forth, for the periods indicated, the marketplace, reported high and low trading prices (in the currencies in which such securities were listed and posted for trading) and the volume traded on the relevant stock exchange.

Month	Stock Symbol	Market	High Trading Price (C$)	Low Trading Price (C$)	Share Volume
January 2022	REAX	TSXV	4.70	2.49	1,169,122
February 2022	REAX	TSXV	3.42	2.79	603,891
March 2022	REAX	TSXV	3.25	2.51	523,339
April 2022	REAX	TSXV	2.99	2.21	177,102
May 2022	REAX	TSXV	2.54	1.78	528,263
June 2022	REAX	TSXV	1.96	1.28	299,087
July 1-25, 2022	REAX	TSXV	2.14	1.90	156,961
July 26-31, 2022	REAX	TSX	1.95	1.88	22,219
August 2022	REAX	TSX	2.65	1.90	335,552
September 2022	REAX	TSX	2.49	1.80	337,912
October 2022	REAX	TSX	2.25	1.88	273,582
November 2022	REAX	TSX	2.09	1.66	198,345
December 2022	REAX	TSX	1.80	1.44	205,839

8.2	Prior Sales

The following table sets forth securities issued by the Company that are not listed or quoted on a marketplace during the year ended December 31, 2022 and to the date of this AIF.

Date	Type of Security Issued	Number/Principal Amount of Securities Issued		Issuance/Exercise Price per Security
January 19, 2022	Options	700,000	(1)	N/A
January 20, 2022	Restricted Share Units	1,100,000	(2)	C$3.60
January 25, 2022	Restricted Share Units	616,346		N/A
February 28, 2022	Restricted Share Units	525,305	(3)	N/A
March 14, 2022	Restricted Share Units	448,798		N/A
March 21, 2022	Options	239,545		C$3.09
April 5, 2022	Restricted Share Units	294,268		N/A
April 9, 2022	Restricted Share Units	749,636		N/A
May 2, 2022	Restricted Share Units	1,023,800		N/A
May 10, 2022	Options	320,000		US$1.87
June 7, 2022	Restricted Share Units	1,523,565		N/A
July 14, 2022	Restricted Share Units	1,734,871		N/A
August 2, 2022	Restricted Share Units	234,507		N/A
August 2, 2022	Options	4,145,000		US$1.54
August 10, 2022	Restricted Share Units	1,284,971		N/A
September 7, 2022	Restricted Share Units	1,147,000		N/A
October 12, 2022	Restricted Share Units	1,293,605		N/A
November 8, 2022	Restricted Share Units	1,148,865		N/A
December 8, 2022	Restricted Share Units	1,202,543		N/A
December 8, 2022	Options	10,000		C$1.89
December 21, 2022	Restricted Share Units	1,049,734		N/A
January 5, 2023	Restricted Share Units	911,016		N/A
January 6, 2023	Restricted Share Units	1,276,760		N/A
February 7, 2023	Restricted Share Units	1,061,723		N/A
March 9, 2023	Restricted Share Units	1,012,857		N/A

Notes:

(1) Issued in connection with the Expetitle Transaction.

(2) Issued in connection with the Expetitle Transaction. Subsequent to January 20, 2022, 274,985 vested Restricted Share Units were settled through delivery of Common Shares acquired pursuant to the NCIB.

(3) Subsequent to February 28, 2022, 3,328 vested Restricted Share Units were settled through delivery of Common Shares acquired pursuant to the NCIB.

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Item 9.	ESCROWED SECURITIES and securities subject to contractual restrictions on transfer

9.1	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

As of the date of this AIF, the Company does not have any Common Share subject to escrow or contractual restrictions on transfer.

Item 10.	Directors and Officers

10.1	Name, Occupation and Security Holding

The following table sets out the name, province or state and country of residence, positions and offices held with the Company, period served as a director and/or officer and the principal occupations during the last five (5) years, for each Person who serves as a director and/or officer of the Company as at the date of this AIF. Each director shall hold office until the next annual general meeting of the Company, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Company’s Articles.

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Name, Residence and Positions Held (1)	Director or Officer Since	Principal Occupation for Previous Five Years (1)
Tamir Poleg (2) Tel Aviv, Israel Chairman, Chief Executive Officer and Director	June 5, 2020	Chief Executive Officer of Real and Real PrivateCo
Sharran Srivatsaa Marina Del Ray, California President	December 12, 2022	President at Real; Chairman at ARC Multifamily Group; Chief Executive Officer at Highland Prime
Michelle Ressler New York, New York Chief Financial Officer and Corporate Secretary	July 28, 2020	Chief Financial Officer at Real; Controller at Canaccord Genuity
Andrew Kazeniac Melrose, Massachusetts Chief Operating Officer	November 13, 2022	Chief Operating Officer at Real; Vice President at Drizly
Andrea “Dre” Madden Corte Madera, California Chief Marketing Officer	September 15, 2022	Chief Marketing Officer at Real; Chief Marketing Officer at Underground Cellar; Interim Chief Marketing Officer at Aero; Interim Chief Marketing Officer at Community Wellness; Senior Director of Marketing at Rodan + Fields
Pritesh Damani Miami, Florida Chief Technology Officer	November 30, 2021	Chief Technology Officer at Real; Chief Executive Officer at RealtyCrunch, Chief Technology Officer at Plexus Entertainment – GoWatchIt.
Alexandra Lumpkin Miami, Florida Vice President and General Counsel	February 27, 2023	Vice President and General Counsel at Real; Previously Deputy General Counsel at Lennar Corporation
Guy Gamzu (2) Tel Aviv, Israel Director	June 5, 2020	Co-founder & Chairman at Chatflow; Founder- Cubit Investments Ltd; Partner and Director at Moon Active
Larry Klane (3) New York, New York Director	June 5, 2020	Board member at Goldman Sachs Bank USA, Board member at Navient; Partner of Pivot Investment Partners
Laurence Rose (2) Toronto, Ontario Director	June 5, 2020	Chairman and CEO, Tradelogiq Markets, Inc.; Chief Executive Officer, iLOOKABOUT.corp
Atul Malhotra, Jr. (3) West Hollywood, California Director	December 2, 2020	Investment Team, Insight Partners (various roles)
Vikki Bartholomae (3) Winter Garden, Florida Director	April 20, 2021	Franchise Owner at Wild Birds Unlimited; Chief Customer Success Officer at Side; President at eXp Realty.

Notes:

(1) The information as to place of residence and principal occupation has been furnished by the respective directors and officers of the Company individually.

(2) Member of the Compensation Committee. Guy Gamzu is the Compensation Committee Chair.

(3) Member of the Audit Committee. Larry Klane is the Audit Committee Chair.

Each of the directors of the Company will hold office until the next annual meeting of the Shareholders or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Company’s Articles or Notice of Articles.

As at the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned or controlled or directed, directly or indirectly, 33,258,863 Common Shares, representing approximately 18.48% of the 179,967,724 issued and outstanding Common Shares on a non-diluted basis or approximately 25.88% of the issued and outstanding Common Shares on a partially-diluted basis, based on 197,936,84 Common Shares issued and outstanding. The information as to the Common Shares beneficially owned or controlled or directed, directly or indirectly, by the directors and executive officers, not being within the knowledge of the Company, has been furnished by such directors and executive officers.

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10.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders and Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or personal holding company of any of them is, as of the date of this AIF, or was within ten (10) years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including this Company) that:

i.	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

ii.	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that Person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company, no director or executive officer of the Company, or Shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or personal holding company of any of them is, as at the date of this AIF, or has been within the ten (10) years before the date of this AIF, a director or executive officer of any company (including this Company) that, while that Person was acting in that capacity, or within a year of that Person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or Shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or personal holding company of any of them has, within the ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that Person.

Penalties and Sanctions

Except as described herein, no director or executive officer of the Company, or Shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or personal holding company of any of them, has been subject to:

i.	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

On September 15, 2015, the District Court of Harris County, Texas, 215th Judicial District in Cause No. 2011-77806 rendered a civil judgement against Optimum Arbor Oaks, LLC (“Optimum”), among other defendants including Tamir Poleg (a director and officer of the Company), relating to the misappropriation of insurance proceeds and the fraudulent transfer of funds to certain third-parties (the “Arbor Oaks Judgement”).

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Optimum was principally liable under the Arbor Oaks Judgement and was required to pay the amount of US$1,119,466 to the plaintiffs. Tamir Poleg, together with certain other defendants, were held liable to the plaintiffs for the aggregate amount of US$257,929.25. In connection with an Assumption and Release Agreement and related loan documents executed by Optimum dated April 17, 2008, Mr. Poleg, together with another individual defendant (collectively, the “Guarantors”), were required to sign a personal indemnity and guarantee agreement (the “Indemnity and Guarantee”) in favour of certain lenders to Optimum that required that the Guarantors would be personally liable for certain debts associated with a multi-residential apartment complex in Texas, United States owned by Optimum (the “Arbor Oaks Apartments”) to the extent that Optimum misappropriated any insurance claims in connection with the Arbor Oaks Apartments. Mr. Poleg was an indirect and passive investor in Optimum and had no operational or managerial control over Optimum. Optimum was contractually responsible to use certain insurance proceeds to improve the Arbor Oaks Apartments or reduce its debt and Optimum had failed to do so. As a result of the Indemnity and Guarantee, Mr. Poleg was contractually bound to pay for any misappropriation of funds by Optimum, irrespective that Mr. Poleg was a passive investor of Optimum.

10.3	Conflicts of Interest

Certain of the directors and/or officers of the Company serve as directors and/or officers of other companies or have shareholdings in other companies. Such associations may give rise to conflicts of interest from time to time. To the knowledge of the Company, there are no known existing or potential material conflicts of interest between the Company and any director or officer of the Company.

Any conflicts of interest will be subject to and governed by the Law applicable to directors’ and officers’ conflicts of interest and fiduciary duties, including the procedures prescribed by the BCBCA respecting disclosable interests. The BCBCA requires, among other things, that directors and officers of the Company, who are also directors or officers of, or who have a material interest in, a party which enters into a material contract or transaction with the Company, or otherwise have a material interest in a material contract or transaction entered into by the Company, must disclose their interest and, in certain instances, refrain from voting on any resolution of the Board to approve the contract or transaction.

Item 11.	PROMOTERS

11.1	Promoters

Tamir Poleg may be considered a Promoter of the Company based on his role as founder of Real PrivateCo. Other than as described in this AIF, no Promoter of the Company has received or will receive anything of value, including money, property, contracts, options, or rights of any kind from the Company for acting as a Promoter of the Company. Mr. Poleg beneficially owns, directly or indirectly, or exercises control or direction over 8,907,147 Common Shares representing 4.95% of the issued and outstanding Common Shares.

Item 12.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

12.1	Legal Proceedings

From time to time, the Company may be involved in disputes or regulatory inquiries that arise in the ordinary course of its business. The Company does not believe that the outcome of any individual existing legal or regulatory proceeding to which it is a party will have a material adverse effect on its results of operations, financial condition or overall business in each case, taken as a whole. Other than as described above, Real is neither a party to, nor is any of its property the subject matter of, any legal proceedings, nor are any such proceedings known to Real to be contemplated by any party during the financial year ended December 31, 2022 or during the period commencing January 1, 2023 to the date of this AIF.

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12.2	Regulatory Actions

There have been no penalties or sanctions imposed against the Company by a court during the financial year ended December 31, 2022, or during the period commencing January 1, 2023 to the date of this AIF. There have been no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision. The Company has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2022, or during the period commencing January 1, 2023 to the date of this AIF.

Item 13.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

13.1	Interest of Management and Others in Material Transactions

No director or executive officer of the Company or a Person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the Company’s outstanding voting securities, nor any of their respective associates or Affiliates have any material interest, direct or indirect, in any transaction within the last three (3) years before the date of this AIF, or in any proposed transaction, that has materially affected or will materially affect the Company or a subsidiary of the Company.

Item 14.	TRANSFER AGENTS AND REGISTRARS

14.1	Transfer Agents and Registrars

The transfer agent and registrar of the Company is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

14.2	Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contract entered into by the Company within the most recently completed financial year and through to the date of this AIF, or prior thereto and that is still in effect as of the date hereof, is the Investor Rights Agreement.

Additional details with respect to the terms of the Investor Rights Agreement is included elsewhere in this AIF. Copies of any material contracts are available on the Company’s SEDAR profile at www.sedar.com.

Item 15.	INTERESTS OF EXPERTS

15.1	Interests of Experts

Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network (the “Auditor”), whose principal office is located at Azrieli Center, Derech Menachem Begin 132, Tel Aviv, Israel, 6701101, are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, Israel and any applicable legislation or regulations.

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The Auditor nor any of the directors, officers, employees and partners thereof, beneficially own, directly or indirectly, any securities of the Company or its associates and Affiliates.

Item 16.	ADDITIONAL INFORMATION

16.1	Audit Committee Information

The purposes of the Audit Committee are to assist the Board oversight of: the integrity of the Company’s financial statements; the Company’s compliance with legal and regulatory requirements; the qualifications and independence of the Company’s independent auditors; and the performance of the independent auditors and the Company’s internal audit function.

The overall purpose of the Audit Committee is to provide oversight of the Company’s financial management and the design and implementation of an effective system of internal financial controls, to review and report to the Board on the integrity of the financial statements of the Company, and to oversee, report on and make recommendations to the Board in respect of financial and non-financial risks faced by the Company. The Audit Committee has specific responsibilities relating to the Company’s financial reports, external auditors, internal controls, regulatory reports and returns, and legal and compliance matters that have a material impact on the Company. In fulfilling its responsibilities, the Audit Committee meets regularly with the external auditors and members of management.

Audit Committee Charter

The Board has adopted a written charter for the Audit Committee, which is disclosed in Appendix A to this AIF.

Composition of the Audit Committee

The Audit Committee is comprised of three directors: Larry Klane (Chair), Atul Malhotra, Jr. and Vikki Bartholomae. Each member of the Audit Committee is financially literate and independent, as such terms are defined in NI 52-110.

Each of the Audit Committee members has an understanding of the accounting principles used to prepare the Company’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of the Company’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company’s compliance with legal and regulatory requirements, selecting the external auditor for Shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of the Company’s internal auditors. The Audit Committee has specific responsibilities relating to the Company’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on the Company; and the Company’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members. The full text of the Audit Committee’s charter is disclosed in Appendix A to this AIF.

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Relevant Education and Experience

Each member of the Audit Committee is financially literate and, collectively, the Audit Committee has the education and experience to fulfill the responsibilities outlined in the Audit Committee Charter. The following is a description of the education and experience of each member of the Audit Committee that is, in addition to such member’s general business experience, relevant to the performance of his or her responsibilities as a member of the Audit Committee.

Larry Klane – Chair of the Audit Committee

Larry Klane is an independent director, co-founder of an investment firm and prior CEO and business leader of an array of wholesale and retail financial services businesses globally. In addition to his executive experience, Mr. Klane has served on nine corporate boards - four public boards (two in the United States and two in Asia) and five private boards (two in the United States, two in Europe and one in Canada). Mr. Klane currently serves on the boards of Goldman Sachs Bank USA and Navient Corporation (Nasdaq: NAVI). Previously, Mr. Klane served as Chairman of the Board and CEO of Korea Exchange Bank and as a director of Aozora Bank, publicly traded banks in Korea and Japan respectively. Prior to leading Korea Exchange Bank, Mr. Klane served as President of the Global Financial Services division of Capital One Financial Corporation. Mr. Klane joined Capital One in 2000 to help lead the company’s transformation to a diversified financial services business. His responsibilities during his tenure included a broad range of consumer and business finance activities in the United States, Europe and Canada. He oversaw all merger and acquisition activities. Prior to Capital One, Mr. Klane was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. Earlier in his career, Mr. Klane spent a decade in a variety of US and overseas consulting and strategy roles. Mr. Klane qualifies as a Qualified Financial Expert under SEC guidelines. In January 2014, Larry co-founded Pivot Investment Partners, a private investment firm focused on investing in a select set of high potential financial technology companies. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors.

Atul Malhotra Jr. – Member of the Audit Committee

Atul Malhotra Jr. joined The Real Brokerage Inc. team as a director in December 2020. He is currently a Managing Director on the investment team at Insight Partners, a global technology investor based in New York City. Mr. Malhotra serves as a board member for multiple Insight portfolio companies, managing investments across enterprise and consumer technologies in real estate, travel, financial technology and healthcare. Mr. Malhotra received a Bachelor of Business Administration from the University of Michigan’s Stephen M. Ross School of Business, graduating with high distinction.

Vikki Bartholomae – Member of the Audit Committee

Vikki Bartholomae joined The Real Brokerage Inc.’s board of advisors in January 2021 to continue her service to real estate agents. Ms. Bartholomae joined Real after previously serving as President of eXP Realty, a Nasdaq listed real estate technology company. A recognized industry leader, Ms. Bartholomae helped eXp Realty grow from 500 agents to 15,000 agents during her three year tenure. Ms. Bartholomae is an entrepreneur by nature, having also worked as team leader and agent throughout her career with Tarbell Realtors, Disney Vacation Development and Keller Williams before launching her current business at Wild Bird Unlimited as a Franchise Owner. Ms. Bartholomae has also served as a senior executive with Side, an emerging real estate technology company in the United States.

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Audit Committee Oversight

Since the commencement of the financial year ended December 31, 2022, and to the date of this AIF, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the financial year ended December 31, 2022 and to the date of this AIF, the Company has not relied on:

i.	the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services),

ii.	the exemption in subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member),

iii.	the exemption in subsection 6.1.1(6) of NI 52-110 (Death, Incapacity or Resignation), or

iv.	an exemption from the requirements of NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions).

Prior to the Company’s listing on the Nasdaq, it had relied on the exemption provided for in section 6.1 of NI 52-110, Part 5 (Reporting Obligations).

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve all non-audit services to be provided to the Company by the external auditors, as required by the Audit Committee Charter. The Audit Committee may delegate to one or more independent members the authority to pre-approve non-audit services, so long as the pre-approval is presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

	Fiscal Year Ended December 31, 2022 (US$)	Fiscal Year Ended December 31, 2021 (US$)
Audit Fees (1)	164,990	168,000
Audit-Related Fees (2)	275,000	60,480
Tax Fees (3)	22,080	21,190
All Other Fees (4)	nil	nil
	462,070	228,480

Notes:

(1) “Audit Fees” include fees necessary to perform the annual audit of the Company’s consolidated financial statements and for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions and requests for rulings or technical advice from tax authorities.

(4) “All Other Fees” include all other non-audit services.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Predecessor Omnibus Incentive Plan, the Predecessor Stock Option Plan and the Predecessor RSU Plan is contained in the Company’s management information circular for its annual meeting of Shareholders of the Company held on June 13, 2022. Additional information is also provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year.

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Appendix A

Audit Committee Charter

The Real Brokerage Inc.

1.	Role and Objective

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of The Real Brokerage Inc. (the “Company”) to which the Board has delegated its responsibility for the oversight of the following:

●	nature and scope of the annual audit;

●	management’s reporting on internal accounting standards and practices;

●	the review of financial information, accounting systems and procedures;

●	financial reporting and financial statements,

and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Committee, with respect to the Company and its subsidiaries, are as follows:

●	to assist the directors of the Company (the “Directors”) in meeting their responsibilities in respect of the preparation and disclosure of the financial statements of the Company and related matters;

●	to provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board;

●	to ensure the external auditors’ independence and review and appraise their performance;

●	to increase the credibility and objectivity of financial reports; and

●	to strengthen the role of the outside Directors by facilitating in depth discussions between Directors on the Committee, management and external auditors.

2.	Composition

The Committee will be comprised of at least three Directors or such greater number as the Board may determine from time to time and all members of the Committee shall be “independent” (as such term is used in National Instrument 52-110 – Audit Committees (“NI 52-110”)) unless the Board determines that an exemption contained in NI 52-110 is available and determines to rely thereon. “Independent” generally means free from any business or other direct or indirect material relationship with the Company that could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment.

All of the members of the Committee must be “financially literate” (as defined in NI 52-110) unless the Board determines that an exemption under NI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of NI 52-110. Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

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The Board shall from time to time designate one of the members of the Committee to be the chairperson of the Committee (the “Chair”).

3.	Meetings and Administrative Matters

(a)	The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair. As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions, and at such other times as the external auditor and/or the Committee consider appropriate. The Chief Financial Officer of the Company shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chair.

(b)	Agendas, with input from management and approved by the Chair, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to the Committee meetings.

(c)	A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

(d)	The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

(e)	At all meetings of the Committee, every resolution shall be decided by a majority of the votes cast. In case of an equality of votes, the Chair of the meeting shall be entitled to a second or casting vote.

(f)	The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Committee members with copies to the Board, the Chief Financial Officer or such other officer acting in that capacity, and the external auditor.

(g)	The Committee may invite such officers, directors and employees of the Company and its subsidiaries, if any, as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

(h)	The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Company as determined by the Committee without any further approval of the Board.

(i)	Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a Director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Committee, each member will hold such office until the Committee is reconstituted.

(j)	Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Committee Chair.

4.	Mandate and Responsibilities

To fulfill its responsibilities and duties, the Committee shall:

(a)	undertake annually a review of this mandate and make recommendations to the Corporate Governance and Nominating Committee as to proposed changes;

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(b)	satisfy itself on behalf of the Board with respect to the Company’s internal control systems, including, where applicable, relating to derivative instruments:

(i)	identifying, monitoring and mitigating business risks; and

(ii)	ensuring compliance with legal, ethical and regulatory requirements;

(c)	review the Company’s financial statements and reports and any related management’s discussion and analysis (“MD&A”), any annual earnings, interim earnings and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial reports), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors; the process should include but not be limited to:

(i)	reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(ii)	reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

(iii)	reviewing accounting treatment of unusual or non-recurring transactions;

(iv)	ascertaining compliance with covenants under loan agreements;

(v)	reviewing financial reporting relating to asset retirement obligations;

(vi)	reviewing disclosure requirements for commitments and contingencies;

(vii)	reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

(viii)	reviewing unresolved differences between management and the external auditors;

(ix)	obtain explanations of significant variances with comparative reporting periods; and

(x)	determine through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly disclosed;

(d)	review the financial reports and related information included in prospectuses, MD&A, information circular-proxy statements and annual information forms and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of the Company’s disclosure of all other financial information and will periodically assess the adequacy of those procedures;

(e)	with respect to the appointment of external auditors by the Board:

(i)	require the external auditors to report directly to the Committee;

(ii)	review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(iii)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company and confirming their independence from the Company;

(iv)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

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(v)	be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors’ report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(vi)	review management’s recommendation for the appointment of external auditors and recommend to the Board appointment of external auditors and the compensation of the external auditors;

(vii)	review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors’ fees;

(viii)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;

(ix)	take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;

(x)	at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial reports;

(f)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(g)	review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial reports of the Company and its subsidiaries;

(h)	review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors and consider the impact on the independence of the auditors; The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent (5%) of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee;

provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee;

(i)	review any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it;

(j)	with respect to the financial reporting process:

(i)	in consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;

(ii)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

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(iii)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;

(iv)	review significant judgments made by management in the preparation of the financial reports and the view of the external auditors as to appropriateness of such judgments;

(v)	following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(vi)	review any significant disagreement among management and the external auditors regarding financial reporting;

(vii)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented; and

(viii)	review the certification process,

(k)	review financial reporting relating to risk exposure and risk management policies and procedures of the Company (i.e., hedging, litigation and insurance),

(l)	establish a procedure for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

5.	Authority

Following each meeting, in addition to a verbal report, the Committee will report to the Board by way of providing copies of the minutes of such Committee meeting at the next Board meeting after a meeting is held (these may still be in draft form).

Supporting schedules and information reviewed by the Committee shall be available for examination by any director.

The Committee shall have the authority to investigate any financial activity of the Company and to communicate directly with the internal and external auditors. All employees are to cooperate as requested by the Committee.

The Committee may retain, and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice to assist in fulfilling its duties and responsibilities at the expense of the Company.

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